          As filed with the Securities and Exchange Commission on March 23, 1999

                         Registration Nos. 811-8728 and 333-____

                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                       FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
     Pre-Effective Amendment No.  ___                                        [ ]
     Post-Effective Amendment No. ___                                        [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
     Amendment No. 2                                                         [X]

                           (Check appropriate box or boxes)

               Separate Account III of Integrity Life Insurance Company
                              (Exact Name of Registrant)

                           Integrity Life Insurance Company
                                 (Name of Depositor)

                     515 West Market Street, Louisville, KY 40202
          (Address of Depositor's Principal Executive Offices)  (Zip Code)
         Depositor's Telephone Number, including Area Code  (502) 582-7900

                                   Kevin L. Howard
                           Integrity Life Insurance Company
                                515 West Market Street
                             Louisville, Kentucky  40202
                       (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon after the effective date of this Registration Statement as is practicable.

It is proposed that this filing will become effective (check appropriate box)

      / / immediately upon filing pursuant to paragraph (b) of Rule 485

      / / on (date) pursuant to paragraph (b) of Rule 485

      / / 60 days after filing pursuant to paragraph (a)(1) of Rule 485

      / / on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

      / / this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered......... Variable Annuity Contracts

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

  The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                       SUBJECT TO COMPLETION, MARCH 23, 1999


PROSPECTUS
                                  EASY@NNUITY-TM-
                         FLEXIBLE PREMIUM VARIABLE ANNUITY
                     issued by INTEGRITY LIFE INSURANCE COMPANY


This prospectus describes a flexible premium variable annuity contract offered solely through our website (www.easy-annuity.com). The contract provides several types of benefits, some of which have tax-favored status under the Internal Revenue Code of 1986, as amended. Separate Account III funds the variable annuity contract. You may allocate contributions to various investment divisions of our Separate Account, called INVESTMENT OPTIONS. There are no sales loads, withdrawal charges, or insurance charges on the contract.

Your contributions to the Investment Options are invested in shares of the portfolios of the following Insurance Trust Funds (Funds): Janus Aspen Series, Federated Insurance Series, and BT Insurance Funds Trust. The value of your contributions to the Investment Options reflects the performance of the Funds. The prospectuses for the Funds describe the investment objectives, policies and risks of each of the Funds. YOU CAN VIEW THE CURRENT PROSPECTUS OF EACH FUND OFFERED AS AN INVESTMENT OPTION BY CLICKING ON THE NAME OF THE FUND BELOW. There are 17 Investment Options available under Separate Account III:

                                 JANUS ASPEN SERIES
                            Janus Aspen Growth Portfolio
                      Janus Aspen Aggressive Growth Portfolio
                     Janus Aspen Capital Appreciation Portfolio
                     Janus Aspen International Growth Portfolio
                       Janus Aspen Worldwide Growth Portfolio
                           Janus Aspen Balanced Portfolio
                        Janus Aspen Equity-Income Portfolio
                      Janus Aspen Growth and Income Portfolio
                         Janus Aspen Money Market Portfolio

                                FEDERATED INVESTORS
                    Federated Fund for Government Securities II
                           Federated Quality Bond Fund II
                         Federated High Income Bond Fund II
                         Federated Strategic Income Fund II
                             Federated Utility Fund II

                                   BT FUNDS TRUST
                               Equity 500 Index Fund
                                Small Cap Index Fund
                    EAFE-Registered Trademark- Equity Index Fund

WE CAN'T GUARANTEE THAT THE JANUS ASPEN MONEY MARKET PORTFOLIO WILL MEET ITS INVESTMENT GOAL OR BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

This prospectus contains information about the contracts that you should know before investing. You should read this prospectus and any supplements, and retain them for future reference. You should also read the current Fund prospectuses.

Registration statements relating to the contracts, which include a Statement of Additional Information (SAI) dated May __, 1999, have been filed with the Securities and Exchange Commission. The SAI is incorporated by reference into this prospectus. The SAI, whose Table of Contents appears in Appendix B, may be viewed by clicking here (SAI) or through the SEC website (http://WWW.SEC.GOV).

THE CONTRACTS ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR DOES THE FDIC INSURE THEM. THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE CONTRACTS OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

The date of this Prospectus is May __, 1999.


                              TABLE OF CONTENTS

SECTION 1 - SUMMARY

Your Variable Annuity Contract
Your Benefits
How Your Contract is Taxed
Your Contributions
Investment Options
Account Value
Transfers
Charges and Fees
Withdrawals
Your Initial Right to Revoke
Risk/Return Summary: Investments and Risks
Security

Year 2000
Table of Annual Fees and Expenses

SECTION 2 - INTEGRITY AND THE SEPARATE ACCOUNT

Integrity Life Insurance Company
The Separate Account and the Investment Options
Assets of Our Separate Account
Changes In How We Operate

SECTION 3 - YOUR INVESTMENT OPTIONS

Janus Aspen Series
     Investment Objectives of the Funds
Federated Insurance Series
     Investment Objectives of the Funds
BT Insurance Funds Trust
     Investment Objectives of the Funds

SECTION 4 - DEDUCTIONS AND CHARGES

Separate Account and Insurance Charges
Monthly Administrative Charge
Reduction or Elimination of Monthly Administrative Charge
Fund Charges
State Premium Tax Deduction
No Sales or Withdrawal Charges
Transfer Charge
Tax Reserve

SECTION 5 - TERMS OF YOUR VARIABLE ANNUITY

Contributions Under Your Contract
Your Account Value
Units in Our Separate Account
How We Determine Unit Value
Transfers
Withdrawals and Systematic Withdrawals
Assignments
Death Benefits and Similar Benefit Distributions
Annuity Benefits and the Maturity Date
Annuities
Fixed Annuity Payments
Timing of Payment

SECTION 6 - VOTING RIGHTS

Fund Voting Rights
How We Determine Your Voting Shares
How Fund Shares Are Voted
Separate Account Voting Rights

SECTION 7 - TAX ASPECTS OF THE CONTRACTS

Introduction
Your Contract is an Annuity
Taxation of Annuities Generally
Distribution-at-Death Rules
Diversification Standards
Tax-Favored Retirement Programs
Federal and State Income Tax Withholding
Impact of Taxes on Integrity
Transfers Among Investment Options

SECTION 8 - PERFORMANCE INFORMATION

Calculation of Performance Data

APPENDIX A - FINANCIAL INFORMATION
APPENDIX B - SAI TABLE OF CONTENTS

Section 1 - Summary

YOUR VARIABLE ANNUITY CONTRACT

When this prospectus uses the terms "we," "our" and "us," it means Integrity Life Insurance Company. When it uses the terms "you" and "your" it means the Owner, who has all of the rights under the contract until annuity benefits begin. The ANNUITANT is the person upon whose life the annuity benefit and the death benefit are based. The Annuitant must be the Owner of the contract or the Owner's spouse, unless your easy@nnuity contract is funded by an existing annuity contract through a SECTION 1035 EXCHANGE.

If you want to invest for retirement by buying an easy@nnuity contract, complete the online Customer Profile through the INTERNET SERVICE CENTER (unless your state requires a manually signed application) and make a minimum initial contribution. Because the premium is flexible, your future contributions can be any amount you choose over $100.

Prospectuses and all required reports for the easy@nnuity and the Funds, as well as all transaction confirmations, periodic account statements, and other correspondence, will be made available on our website or transmitted electronically to your easyFile for viewing and printing. You'll be notified by e-mail whenever updated prospectuses, materials or reports become available, or when confirmations, notices, statements, reports, correspondence or other information is placed in your EASYFILE. ALL DOCUMENTS AND REPORTS RELATING TO YOUR EASY@NNUITY ARE ONLY PROVIDED ELECTRONICALLY. PAPER VERSIONS OF THESE DOCUMENTS WILL NOT BE SENT. OF COURSE, YOU CAN PRINT OUT ANY DOCUMENT WE MAKE AVAILABLE OR TRANSMIT TO YOU, AND WE ENCOURAGE YOU TO DO SO. IF IT BECOMES IMPORTANT TO YOU TO RECEIVE PAPER DOCUMENTS AND REPORTS DIRECTLY FROM US, YOU SHOULD CONSIDER WHETHER THIS CONTRACT REMAINS APPROPRIATE FOR YOU, OR WHETHER YOU SHOULD EXCHANGE IT FOR AN ANNUITY CONTRACT THAT PROVIDES PRINTED MATERIALS. THERE IS NO FEE OR CHARGE TO EXCHANGE YOUR CONTRACT.

If you have questions about your easy@nnuity, you should first consult the "Frequently Asked Questions" section of our website, which you may do by clicking here (FAQS). If we haven't answered your question there, you can e-mail us at QUESTIONS@EASY-ANNUITY.COM and we'll answer as promptly as we can.

YOUR BENEFITS

Your contract has an ACCOUNT VALUE, an annuity benefit and a death benefit. These benefits are described in more detail below.

Your benefits under the annuity contract may be controlled by the usual tax rules for annuities, including deferral of taxes on your investment growth until you actually make a withdrawal. You should read Section 7, "Tax Aspects of the Contracts" for more information, and possibly consult a tax adviser. The contract can also provide your benefits under Individual Retirement Arrangements, which are subject to special eligibility and contribution rules.

HOW YOUR CONTRACT IS TAXED

Under the current tax laws, any increases in the value of your investment won't be considered part of your taxable income until you withdraw it. However, most of the withdrawals you make before you are 59 1/2 years old are subject to a 10% federal tax penalty on the taxable portion of the amounts withdrawn.

YOUR CONTRIBUTIONS

The minimum initial contribution is $10,000. Contributions after your initial one can be as little as $100. For more details on contribution requirements, see
Section 5, "Contributions Under Your Contract."

INVESTMENT OPTIONS

You may place your contributions in the Investment Options. Each of the Investment Options invests in shares of investment portfolios of mutual funds. Each investment portfolio is referred to as a FUND. The investment goals of each Investment Option are the same as the Fund in which it's invested. Your value in an Investment Option will vary with the performance of the corresponding Fund. To select Investment Options that most closely reflect your investment goals, see "Your Investment Options" in Section 3.

ACCOUNT VALUE

Your ACCOUNT VALUE consists of the values of your Investment Options added together.

TRANSFERS

You may transfer all or any part of your Account Value among the Investment Options, although there are some restrictions that apply. You can find these under "Transfers" in Section 5. Any transfer must be for at least $250 in total, and may only be performed online through the Internet Service Center. If you make more than twelve transfers between your Investment Options in one POLICY YEAR, your account will be charged $20 for each additional transfer.

CHARGES AND FEES

There are no sales loads, withdrawal charges, separate account or insurance "mortality and expense" charges deducted from your contract. An administrative expense charge of $5.50 is deducted monthly from your contract. For more information about this charge, see Section 4, "Deductions and Charges."

Investment management fees and other expenses are deducted from amounts that Separate Account III invests in the Funds. The advisory fees of a Fund can't be increased without the consent of its shareholders. See "Table of Annual Fees and Expenses" below and the discussions about the fees of various investment advisers in Section 3.

WITHDRAWALS

You may make withdrawals of at least $100 as often as you wish. See Section 5, "Withdrawals."

YOUR INITIAL RIGHT TO REVOKE

You can cancel your contract within ten days after you receive it by executing a Contract Cancellation transaction through the Internet Service Center. The ten-day period may be extended as required by law in some states. Transfers between Investment Options aren't permitted during the ten-day period (or longer, if required by state law). If you cancel your contract, we'll return your entire contribution, with adjustments made for any investment gain or loss experienced by the Investment Options from the date you purchased it until the date you cancel it, along with any charges deducted. If your state requires, upon cancellation we'll return your contribution without any adjustments.

RISK/RETURN SUMMARY: INVESTMENTS AND RISKS

VARIABLE ANNUITY INVESTMENT GOALS

The investment goals of the easy@nnuity are protecting your investment, building for retirement and providing future income. We strive to achieve these goals through extensive portfolio diversification and superior portfolio management.

RISKS

An investment in any of the Investment Options carries with it certain risks, including the risk that the value of your investment will decline and you could lose money. This could happen if one of the issuers of the stocks becomes financially impaired or if the stock market as a whole declines. Because most of the Investment Options are in common stocks, there's also the inherent risk that holders of common stock generally are behind creditors and holders of preferred stock for payments in the event of the bankruptcy of a stock issuer.

Some of the Investment Options are non-diversified, which means that they may invest a large amount of their assets in a very small number of issuers. As a result, an investment in a non-diversified Investment Option may experience greater fluctuations in value than an investment in a diversified Investment Option.

For a complete discussion of the risks associated with an investment in any particular Investment Option, see the prospectus of the corresponding Fund.

SECURITY

Our web site uses generally accepted and available encryption software and protocols, including Secure Socket Layer. This is to prevent unauthorized people from eavesdropping or intercepting information you send or receive from us. This may require that you use certain readily available versions of web browsers. As new security software or other technology becomes available, we may enhance our systems.

You'll be required to provide your user ID and password to access account information and perform transactions at the easy@nnuity site. Do not share your password with anyone else. We'll honor instructions from any person who provides correct identifying information, and we are not responsible for fraudulent transfers we believe to be genuine according to these procedures. Accordingly, you bear the risk of loss if unauthorized persons conduct any transaction on your behalf. Avoid using passwords that can be guessed, and consider changing your password frequently. Our employees or representatives will not ask you for your password.

You'll be notified by e-mail when confirmations, notices, statements, reports, correspondence or other information is placed in your easyFile. This can help detect if an unauthorized person has used your account without your knowledge. It is your responsibility to review your easyFile and to notify us promptly of any unusual activity.

We only honor instructions from someone logged into our secure website using a valid user ID and password. We can't guarantee the privacy or reliability of e-mail, so we won't honor requests for transfers or changes received by e-mail, nor will we send account information through e-mail. All transfers or changes should be made through our secure web site.

If you want to ensure that our encryption system is operating properly, go to the icon that looks like a "locked padlock." This shows that encryption is working between your browser and our web server. You can click or double-click on the padlock to get more information about the server. When you click the "view certificate" button (in Netscape) or the "subject" section (in Internet Explorer) you should see "ARM Financial Group" listed as the owner of the server you're connected to. This confirms that you're securely connected to our server.

YEAR 2000

Many computer programs are written so that only the last two digits of the year are read. Because of this, many computer systems will read the year 2000 as 1900. This could cause many programs to malfunction. We are evaluating, on an ongoing basis, our computer systems and the systems of other companies on which we rely, to determine if they'll function properly, and make the transition from 1999 to 2000 smoothly. These activities are designed to ensure that there is no adverse effect on our business operations. While we've been working very hard to make sure that this process will be problem-free, we can't guarantee that there won't be some Year 2000 problems experienced by our systems and we can't make any representations or guarantees that the outside sources on which we rely will be ready to make a smooth transition to Year 2000 with their systems.

TABLE OF ANNUAL FEES AND EXPENSES

CONTRACT OWNER TRANSACTION EXPENSES

     Sales Load on Purchases . . . . . . . . . . . . . . . . . .  0%
     Deferred Sales Load . . . . . . . . . . . . . . . . . . . .  0%
     Surrender Fees. . . . . . . . . . . . . . . . . . . . . . .  $0
     Transfer Fee (1). . . . . . . . . . . . . . . . . . . . . .  $0

SEPARATE ACCOUNT ANNUAL EXPENSES

     Mortality and Expense Risk Fees . . . . . . . . . . . . . .  $0
     Account Fees and Expenses . . . . . . . . . . . . . . . . .  $0
     Total Separate Account Annual Expenses. . . . . . . . . . .  $0

MONTHLY ADMINISTRATIVE CHARGE (2) . . . . . . . . . . . . . . . . $5.50

Fund Annual Expenses After Waivers/Reimbursements
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                      MANAGEMENT    OTHER       TOTAL ANNUAL
FUND                                      FEE      EXPENSES       EXPENSES
----                                      ---      --------       --------
Janus Aspen Growth . . . . . . . . .     0.65%(3)   0.03%(3)      0.68%(3)
Janus Aspen Aggressive Growth. . . .     0.72%      0.03%         0.75%
Janus Aspen Capital Appreciation . .     0.70%(3)   0.22%(3)      0.92%(3)
Janus Aspen International Growth . .     0.66%(3)   0.20%(3)      0.86%(3)
Janus Aspen Worldwide Growth . . . .     0.65%(3)   0.07%(3)      0.72%(3)
Janus Aspen Balanced . . . . . . . .     0.72%      0.02%         0.74%
Janus Aspen Equity Income. . . . . .     0.14%(3)   1.11%(3)      1.25%(3)
Janus Aspen Growth and Income. . . .     0.00%(3)   1.25%(3)      1.25%(3)
Janus Aspen Money Market . . . . . .     0.25%      0.09%         0.34%
Federated Fund for U.S.
Government Securities II . . . . . .     0.52%(4)   0.33%(4)(5)   0.85%(4)
Federated Quality Bond Fund II . . .     0.60%(4)   0.10%(4)(5)   0.70%(4)
Federated High Income Bond Fund II .     0.60%      0.18%(5)      0.78%
Federated Strategic Income Fund II .     0.85%(4)   0.00%(4)(5)   0.85%(4)
Federated Utility Fund II. . . . . .     0.68%(4)   0.25%(4)(5)   0.93%(4)
BT Equity 500 Index. . . . . . . . .     0.20%      0.10%         0.30%(6)
BT Small Cap Index . . . . . . . . .     0.35%      0.10%         0.45%(6)
BT EAFE-Registered Trademark- Index.     0.45%      0.20%         0.65%(6)

--------------------------------------------------------------------------------
(1) After the first twelve transfers during a policy year, we impose a transfer charge of $20 per transfer. See "Deductions and Charges - Transfer Charge" in
Section 4.

(2) See "Deductions and Charges - Monthly Administrative Charge" in Section 4.

(3) The fees and expenses in the table above are based on gross expenses after expense offset arrangements for the fiscal year ended December 31, 1998. Fee reductions for the Janus Aspen Growth, Aggressive Growth, Capital Appreciation, International Growth, Worldwide Growth, Balanced, Equity Income and Growth and Income Portfolios reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the Management Fee and then against Other Expenses. Without waivers or reductions, the Management Fee, Other Expenses, and Total Annual Expenses would have been
 .72%, .03%, and .75% for Growth Portfolio, .75%, .22% and .97% for Capital Appreciation Portfolio, .75%, .20% and .95% for International Growth Portfolio, 67%, .07%, and .74% for Worldwide Growth Portfolio, .75%, 1.11% and 1.86% for

Equity Income Portfolio, and .75%, 2.31% and 3.06% for the Growth and Income Portfolio. Janus has agreed to continue the waivers and fee reductions until at least the next annual renewal of the advisory agreement.

(4) The Management Fee has been reduced to reflect the voluntary waiver of a portion of the Management Fee. Without the voluntary waiver, the Management Fee, Other Expenses, and Total Annual Expenses would have been .60%, .33%, and .93% for Fund for U.S. Government Securities II, and .75%, .25% and 1.00% for Utility Fund II. The fees and expenses for the Quality Bond Fund II and the Strategic Income Fund II are based on the estimated net expenses after waiver that the Funds expect to incur in their initial fiscal year. Without the voluntary waiver, the Management Fee, Other Expenses, and Total Annual Expenses are estimated to be .60%, .47%, and 1.07% for the Quality Bond Fund II, and to be
 .85%, .54%, and 1.39% for the Strategic Income Fund II. Federated Advisers can terminate the voluntary waivers at any time.

(5) The Federated Funds may charge a shareholder services fee of up to .25% and a distribution (12b-1) fee of up to 25%. The Funds did not pay or accrue a shareholder services fee or a distribution (12b-1) fee for the year ended December 31, 1998, and have no present intention of paying or accruing a shareholder services fee or a distribution (12b-1) fee for the year ending December 31, 1999.

(6) Bankers Trust has voluntarily agreed to waive or reimburse expenses so that the Total Annual Expenses won't exceed the following percentages of the Funds' average daily net assets: .30% for Equity 500 Index, .45% for Small Cap Index, and .65% for EAFE Equity Index. Absent waivers/reimbursements, the Total Annual Expenses would have been 1.19% for Equity 500 Index, 1.58% for Small Cap Index, and 1.66% for EAFE Equity Index. Bankers Trust can terminate the voluntary waivers/reimbursements at any time.

EXAMPLE

The example below shows the expenses charged to the Annuitant per $1,000 investment, assuming a $50,000 average contract value and a 5% annual rate of return on assets.

CUMULATIVE EXPENSES PER $1,000 INVESTMENT WHETHER OR NOT YOU SURRENDER OR
ANNUITIZE YOUR CONTRACT AT THE END OF THE SPECIFIED PERIOD:
FUND                                         1 YEAR   3 YEARS   5 YEARS 10 YEARS

Janus Aspen Growth . . . . . . . . . . . . . $ 8.29   $25.74   $44.46  $ 97.50
Janus Aspen Aggressive Growth. . . . . . . . $ 9.01   $27.97   $48.29  $105.86
Janus Aspen Capital Appreciation . . . . . . $10.75   $33.36   $57.56  $125.92
Janus Aspen International Growth . . . . . . $10.13   $31.46   $54.30  $118.88
Janus Aspen Worldwide Growth . . . . . . . . $ 8.70   $27.02   $46.65  $102.28
Janus Aspen Balanced . . . . . . . . . . .  .$ 8.90   $27.65   $47.75  $104.67
Janus Aspen Equity Income. . . . . . . . . . $14.13   $43.77   $75.36  $163.91
Janus Aspen Growth and Income. . . . . . .  .$14.13   $43.77   $75.36  $163.91
Janus Aspen Money Market . . . . . . . . . . $ 4.80   $14.89   $25.66  $ 56.06
Federated Fund for Government Securities II. $10.03   $31.14   $53.75  $117.70
Federated Quality Bond Fund II . . . . . . . $ 8.49   $26.38   $45.56  $ 99.89
Federated High Income Bond Fund II . . . . . $ 9.31   $28.92   $49.93  $109.42
Federated Strategic Income Fund II . . . . . $10.03   $31.14   $53.75  $117.70
Federated Utility Fund II. . . . . . . . . . $10.85   $33.68   $58.11  $127.09
BT Equity 500 Index. . . . . . . . . . . . . $ 4.39   $13.61   $23.44  $ 51.09
BT Small Cap Index . . . . . . . . . . . . . $ 5.93   $18.41   $31.77  $ 69.62
BT EAFE7 Equity Index. . . . . . . . . . . . $ 7.98   $24.79   $42.81  $ 93.90

This example assumes the current charges that are borne by the Separate Account, and the investment management fees and other expenses of the Funds as they were for their most recent fiscal years or estimated expenses (after reimbursement), if applicable. ACTUAL FUND EXPENSES MAY BE GREATER OR LESS THAN THOSE ON WHICH THESE EXAMPLES WERE BASED. The annual rate of return assumed in the examples isn't an estimate or guarantee of future investment performance. The table also assumes an estimated $50,000 average contract value, so that the administrative charge per $1,000 of net asset value in the Separate Account is $1.32 annually. The per $1,000 charge would be higher for smaller Account Values and lower for higher values.

The above table and examples are shown only to increase your understanding of the various costs and expenses that apply to your contract, directly or indirectly. These tables show expenses of the Separate Accounts as well as those of the Funds. Premium taxes at the time of payout also may be applicable.

CONDENSED FINANCIAL INFORMATION FOR THE SEPARATE ACCOUNT IS PROVIDED IN APPENDIX A.


SECTION 2 - INTEGRITY AND THE SEPARATE ACCOUNT

INTEGRITY LIFE INSURANCE COMPANY

Integrity is a stock life insurance company organized under the laws of Ohio. Our principal executive offices are located in Louisville, Kentucky. We are authorized to sell life insurance and annuities in 47 states and the District of Columbia. We sell flexible premium variable annuities with underlying investment options, fixed single premium annuity contracts, and flexible premium annuity contracts offering both traditional fixed guaranteed interest rates and fixed equity indexed options. In addition to issuing annuity products, we provide administrative and investment support for products designed, underwritten and sold by other insurance companies.

Integrity is an indirect wholly owned subsidiary of ARM Financial Group, Inc.
(ARM), which specializes in providing retail and institutional customers with products and services designed for long-term savings and retirement planning. ARM is a publicly traded company listed on the New York Stock Exchange under the symbol "ARM." At December 31, 1998, ARM had $9.9 billion of assets under management.

THE SEPARATE ACCOUNT AND THE INVESTMENT OPTIONS

The Separate Account was established in 1994 and is maintained under the insurance laws of the State of Ohio. Separate Account III is a unit investment trust, which is a type of investment company, registered with the Securities and Exchange Commission (SEC). SEC registration doesn't mean that the SEC is involved in any way in supervising the management or investment policies of Separate Account III. Each of Separate Account III's Investment Options invests in shares of a corresponding Fund. We may establish additional Investment Options from time to time. The Investment Options currently available are listed in Section 3, "Your Investment Options."

ASSETS OF OUR SEPARATE ACCOUNT

Under Ohio law, we own the assets of our Separate Account and use them to support the variable portion of yours and other variable annuity contracts. Annuitants under other variable annuity contracts participate in the Separate Account in proportion to the amounts in their contracts. We can't use the Separate Account's assets supporting the variable portion of these contracts to


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satisfy liabilities arising out of any of our other businesses. Under certain unlikely circumstances, one Investment Option may be liable for claims relating to the operation of another Option.

Income, gains and losses, whether realized or unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains or losses. We may allow charges owed to us to stay in the Separate Account, and thus can participate proportionately in the Separate Account. Amounts in the Separate Account greater than reserves and other liabilities belong to us, and we may transfer them to our general account.

CHANGES IN HOW WE OPERATE

We may change how we or our Separate Accounts operate, subject to your approval when required by the Investment Company Act of 1940 or other applicable law or regulation. We'll notify you if any changes result in a material change in the underlying investments of a Investment Option. WE MAY:

- add Investment Options to, or remove Investment Options from, our Separate Account, combine two or more Investment Options within our Separate Accounts, or withdraw assets relating to your contract from one Investment Option and put them into another;
-    register or end the registration of the Separate Accounts under the 1940
     Act;
- operate our Separate Accounts under the direction of a committee or discharge a committee at any time (the committee may be composed of a majority of persons who are "interested persons" of Integrity under the 1940 Act);
- restrict or eliminate any voting rights of Owners or others who have voting rights that affect our Separate Accounts;
- cause one or more Investment Options to invest in a mutual fund other than or in addition to the Funds;
- operate our Separate Accounts or one or more of the Investment Options in any other form the law allows, including a form that allows us to make direct investments. We may make any legal investments we wish. In choosing these investments, we'll rely on our own or outside counsel for advice.

SECTION 3 - YOUR INVESTMENT OPTIONS

You place your contributions in the Investment Options. Each of the Investment Options invests in shares of investment portfolios of mutual funds. Each investment portfolio is referred to as a FUND. The investment goals of each Investment Option are the same as the Fund in which it's invested. For example, if your investment goal is to save money for retirement, you might choose a GROWTH oriented Investment Option, which invests in a GROWTH Fund. Your value in an Investment Option will vary with the performance of the corresponding Fund. For a full description of each Fund, see that Fund's prospectus and Statement of Additional Information. YOU CAN VIEW THE CURRENT PROSPECTUS OF EACH FUND OFFERED AS AN INVESTMENT OPTION BY CLICKING ON THE NAME OF THE FUND BELOW.


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JANUS ASPEN SERIES

Janus Aspen Series is a mutual fund registered under the 1940 Act. Registration under the Act doesn't mean that the SEC supervises the investments or investment policies of the Janus Aspen Series. Janus Capital Corporation serves as the investment adviser to each Fund. Janus, whose principal address is 100 Fillmore Street, Denver, Colorado 80206, has served as investment adviser to Janus Fund since its inception in 1970. Janus currently serves as investment adviser to all of the Janus retail funds and Aspen Series funds, as well as adviser or sub-adviser to other mutual funds and individual, corporate, charitable and retirement accounts. As of December 31, 1998 Janus managed over $100 billion in assets.

INVESTMENT OBJECTIVES OF THE FUNDS. Below is a summary of the investment goals of the FUNDs of the Janus Aspen Series. There are no guarantees that these objectives will be met. YOU SHOULD READ THE JANUS ASPEN SERIES' PROSPECTUSES CAREFULLY BEFORE INVESTING.

JANUS ASPEN GROWTH PORTFOLIO

Janus Aspen Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective by investing primarily in common stocks of issuers of any size. The Fund generally invests in larger, more established issuers.

JANUS ASPEN AGGRESSIVE GROWTH PORTFOLIO

Janus Aspen Aggressive Growth Portfolio seeks long-term growth of capital by investing primarily in common stocks. It is a non-diversified portfolio that pursues its objective by normally investing at least 50% of its equity assets in securities issued by medium-sized companies. Medium-sized companies are those whose market capitalizations fall within the range of companies in the S&P MidCap 400 Index. Companies whose capitalization falls outside this range after the Fund's initial purchase continue to be considered medium-sized companies for the purpose of this policy. Subject to the above policy, the Fund may also invest in smaller or larger issuers.

JANUS ASPEN CAPITAL APPRECIATION PORTFOLIO

Janus Aspen Capital Appreciation Portfolio seeks long-term growth of capital. It is a non-diversified portfolio that pursues its objective by investing primarily in common stocks of issuers of any size, which may include larger well-established issuers and/or smaller emerging growth companies.

JANUS ASPEN INTERNATIONAL GROWTH PORTFOLIO

Janus Aspen International Growth Portfolio seeks long term growth of capital. It is a diversified portfolio that pursues its objective primarily through investments in common stocks of issuers located outside the United States. The Fund has the flexibility to invest on a worldwide basis in companies and other organizations of any size, regardless of country of organization or place of

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principal business activity. The Fund normally invests at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. Although the Fund intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers, and it may at times invest all of its assets in fewer than five countries or even a single country.

JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO

Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with preservation of capital. It is a diversified portfolio that pursues its objective primarily through investments in common stocks of foreign and domestic issuers. The Fund has the flexibility to invest on a worldwide basis in companies and other organizations of any size, regardless of country of organization or place of principal business activity. Janus Aspen Worldwide Growth Portfolio normally invests in issuers from at least five different countries, including the United States. The Fund may at times invest in fewer than five countries or even a single country.

JANUS ASPEN BALANCED PORTFOLIO

Janus Aspen Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified portfolio that, under normal circumstances, pursues its objective by investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Fund normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stocks.

JANUS ASPEN EQUITY INCOME PORTFOLIO

Janus Aspen Equity Income Portfolio seeks current income and long-term growth of capital. It is a diversified portfolio that pursues its objective by normally investing at least 65% of its invested assets in income-producing equity securities. Equity securities include common stocks, preferred stocks, and securities convertible into common or preferred stocks. Growth potential is a significant investment consideration and the Fund may hold securities selected solely for their growth potential.

JANUS ASPEN GROWTH AND INCOME PORTFOLIO

Janus Aspen Growth and Income Portfolio seeks long term capital growth and current income. It is a diversified portfolio that, under normal circumstances, pursues its objective by investing up to 75% of its assets in equity securities selected primarily for their growth potential and at least 25% of its assets in securities that the portfolio manager believes have income potential. The Fund normally emphasizes the growth component. However, in unusual circumstances, the Fund may reduce the growth component of its portfolio to 25% of its assets.

JANUS ASPEN MONEY MARKET PORTFOLIO


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Janus Aspen Money Market Portfolio seeks to provide maximum current income to the extent consistent with stability of capital. There is no assurance that the Fund will achieve its investment objective or be able to maintain a stable net asset value of $1.00 per share. An investment in this fund is neither insured nor guaranteed by the U.S. government.

FEDERATED INSURANCE SERIES

Federated Insurance Series is registered under the 1940 Act. Each of the Funds is a diversified mutual fund. Registration under the Act doesn't mean that the SEC supervises the investments or investment policies of the Federated Insurance Series. Federated Investment Management Company (formerly, Federated Advisors) serves as the investment adviser to each Fund. Federated, whose principal address is Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222, was founded in 1955 and is one of the ten largest mutual fund managers in the United States. As of December 31, 1998, Federated managed or administered more than $140 billion in assets.

INVESTMENT OBJECTIVES OF THE FUNDS. Below is a summary of the investment objectives of the FUNDs of the Federated Insurance Series. There are no guarantees that these objectives will be met. YOU SHOULD READ THE PROSPECTUS FOR THE FEDERATED INSURANCE SERIES CAREFULLY BEFORE INVESTING.

FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II

Federated Fund for U.S. Government Securities II seeks to provide current income. It is a diversified portfolio that pursues its objective by investing at least 65% of the value of its total assets in securities issued or guaranteed as to payment of principal and interest by the U.S. government, its agencies, or instrumentalities. For purposes of this 65% limitation, the Fund will consider collateralized mortgage obligations issued by U.S. government agencies or instrumentalities to be U.S. government securities.

FEDERATED QUALITY BOND FUND II

Federated Quality Bond Fund II seeks current income. It is a diversified portfolio that pursues its objective by investing through diversified holdings across domestic high yield corporate debt obligations, U.S. Government securities, and international bonds.

FEDERATED HIGH INCOME BOND FUND II

Federated High Income Bond Fund II seeks high current income. It pursues its objective by investing primarily in a professionally managed, diversified portfolio of fixed income securities. The fixed income securities in which the Fund intends to invest are lower-rated corporate debt obligations, which are commonly referred to as "junk bonds." Some of these fixed income securities may involve equity features. Capital growth will be considered, but only when consistent with the investment objective of high current income.


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FEDERATED STRATEGIC INCOME FUND II

Federated Strategic Income Fund II seeks high current income. It pursues its objective by allocating the portfolio among three categories of fixed income securities: domestic investment grade (including U.S. government, mortgage backed and corporate), domestic non-investment grade corporate (also known as "junk bonds"), and foreign. Based upon historical returns, the Fund's investment adviser expects the three categories of investments to have different returns and risks under similar market conditions. The adviser relies on the differences in the expected performance of each category to manage risks by allocating the Fund's portfolio among the three categories. The adviser also seeks to enhance the Fund's performance by allocating more of its portfolio to the category that the adviser expects to offer the best balance between risk and return. While the Fund's portfolio usually includes securities from all three categories, the Fund limits the amount it may invest in a single category to 50% of assets.

FEDERATED UTILITY FUND II

Federated Utility Fund II seeks to achieve high current income and moderate capital appreciation. It pursues its objective by investing primarily in a professionally managed, diversified portfolio of equity and debt securities of utility companies.

BT INSURANCE FUNDS TRUST

The BT Insurance Funds Trust is an open-end management investment company registered under the 1940 Act. Registration under the Act doesn't mean that the SEC supervises the investments or investment policies of the BT Insurance Funds Trust. Each of the BT Funds is a separate portfolio of the BT Insurance Funds Trust, a mutual fund. Bankers Trust Global Asset Management Services, a unit of Bankers Trust, is the investment adviser to the BT Funds Trust. Bankers Trust, a New York banking corporation with executive offices at 130 Liberty Street (One Bankers Trust Plaza), New York, New York 10006, is a wholly owned subsidiary of Bankers Trust New York Corporation. As of December 31, 1998, Bankers Trust New York Corporation was the eighth largest bank holding company in the United States with total assets of approximately $156 billion.

INVESTMENT OBJECTIVES OF THE FUNDS. Following is a summary of the investment objectives of the BT Funds Trust. We can't guarantee that these objectives will be met. YOU SHOULD READ THE BT FUNDS TRUST PROSPECTUSES CAREFULLY BEFORE INVESTING.

EQUITY 500 INDEX FUND

The Equity 500 Index Fund seeks to replicate as closely as possible (before expenses are deducted) the total return of the Standard & Poor's 500 Composite Stock Price Index (the S&P 500), an index emphasizing large-capitalization stocks. The Fund will include the common stock of those companies included in the S&P 500, other than Bankers Trust New York Corporation, selected on the basis of computer-generated statistical data that are deemed representative of the industry diversification of the entire S&P 500.

SMALL CAP INDEX FUND

The Small Cap Index Fund seeks to replicate as closely as possible (before expenses are deducted) the total return of the Russell 2000 Small Stock Index (the RUSSELL 2000), an index consisting of 2,000 small-capitalization common stocks. The Fund will include the common stock of companies included in the Russell 2000, on the basis of computer-generated statistical data, that are deemed representative of the industry diversification of the entire Russell 2000. The stocks of the Russell 2000 included in the Fund will be selected using a statistical sampling technique known as "optimization." This process selects stocks for the Fund so that various industry weightings, market capitalizations and fundamental characteristics (for example, price-to-book, price-to-earnings and debt-to-asset ratios and dividend yields) closely approximate those of the Russell 2000. The stocks held by the Fund are weighted to make the Fund's aggregate investment characteristics similar to those of the Russell 2000 as a whole.

EAFE-REGISTERED TRADEMARK- EQUITY INDEX FUND

The EAFE-Registered Trademark- Equity Index Fund seeks to replicate as closely as possible (before expenses are deducted) the total return of the Morgan Stanley Capital International Europe, Australia, Far East (EAFE) Index, a capitalization-weighted index containing approximately 1,100 equity securities of companies located outside the United States. The Fund invests primarily in stocks of businesses organized and domiciled outside of the United States or for which the principal trading market is outside the United States. Statistical methods will be used to replicate the EAFE-Registered Trademark- Index by buying most of the EAFE-Registered Trademark- Index securities. Securities purchased for the Fund will generally, but not necessarily, be traded on a foreign securities exchange.

SECTION 4 -- DEDUCTIONS AND CHARGES

SEPARATE ACCOUNT AND INSURANCE CHARGES

There are no separate account or insurance "mortality and expense" risk charges deducted from your contract.

MONTHLY ADMINISTRATIVE CHARGE

The only charge Integrity makes is a monthly administrative charge of $5.50. This charge is deducted pro rata from your Account Value in each Investment Option. The charge is deducted from the Investment Options and reduces your number of units.

REDUCTION OR ELIMINATION OF MONTHLY ADMINISTRATIVE CHARGE

We can reduce or eliminate the administrative charge for individuals or groups of individuals if we anticipate expense savings. We may do this based on the size and type of the group, the amount of the contribution, or whether there is some relationship with Integrity. Examples of these relationships would include being an employee of Integrity or an affiliate, receiving distributions or making internal transfers from other contracts we issued, or transferring amounts held under qualified plans we or our affiliates sponsored. We won't unlawfully discriminate against any person or group if we reduce or eliminate this charge.

FUND CHARGES

Separate Account III buys shares of the Funds at net asset value. That price reflects investment management fees and other expenses already deducted from the assets of the Funds. The amount charged for investment management can't be increased without the prior approval of a Fund's shareholders. See Section 1, "Table of Annual Fees and Expenses."

STATE PREMIUM TAX DEDUCTION

Integrity won't deduct state premium taxes from your contributions before investing them in the Investment Options, unless required to by your state law. If the Annuitant elects an annuity benefit, we'll deduct any applicable state premium taxes from the amount available for the annuity benefit. State premium taxes currently range up to 4%, if applicable.

NO SALES OR WITHDRAWAL CHARGES

We don't deduct sales charges when you make a contribution to the contract, nor do we deduct surrender or withdrawal charges when you withdraw contributions. However, if you aren't 59-1/2, federal tax penalties may apply to the taxable portion of amounts withdrawn or distributed.

TRANSFER CHARGE

If you make more than twelve transfers among your Investment Options during one policy year, we will charge your account $20 for each additional transfer during that year. For purposes of this policy, a transfer occurs when you move money between two or more Investment Options. Transfers among several Investment Options that are all effective at the end of the same Business Day are only counted as one transfer.

TAX RESERVE

We can make a charge in the future for taxes or for reserves set aside for taxes, which will reduce the investment experience of the Investment Options.

SECTION 5 -- TERMS OF YOUR VARIABLE ANNUITY

CONTRIBUTIONS UNDER YOUR CONTRACT

You can make contributions of at least $100 at any time up to the Annuitant's Maturity Date. Your first contribution, however, can't be less than $10,000. We limit the total contributions under one contract to $1,000,000, although you may send us an e-mail for consideration of larger amounts. Contributions may also be limited by various laws or prohibited by Integrity for all annuitants under the contract.

Contributions are applied to the various Investment Options you select and are used to pay annuity and death benefits. Each contribution is credited as of the date we have RECEIVED (as defined below) both the contribution and instructions for allocation among the Investment Options. Wire transfers of federal funds are deemed received on the day of transmittal if credited to our account by 3 p.m. Eastern Time, otherwise they are deemed received on the next Business Day. Contributions by check or mail are deemed received when they are delivered to our lockbox. A BUSINESS DAY is defined as any day that the New York Stock Exchange is open.

You can change your choice of Investment Options at any time through the Internet Service Center. See "Transfers" in Section 5.

We also offer a program for SYSTEMATIC CONTRIBUTIONS that allows you to pre-authorize monthly, quarterly or semi-annual withdrawals from your checking account to make your contributions. You can enroll in the program, revise your participation in the program or change your bank account that makes systematic contributions through the Internet Service Center. You or we may end your participation in the program with 30 days' notice. We may end your participation if your bank declines to make any payment. The minimum amount for systematic contributions is $100 monthly, $300 quarterly, or $600 semi-annually.

YOUR ACCOUNT VALUE

Your Account Value reflects an administrative charge that is deducted monthly. See Section 4, "Deductions and Charges." Any amount allocated to an Investment Option will go up or down in value depending on the investment experience of that Option. The value of contributions allocated to the Investment Options isn't guaranteed.

UNITS IN OUR SEPARATE ACCOUNT

Allocations to the Investment Options are used to purchase units. On any given day, the value you have in an Investment Option is the unit value multiplied by the number of units credited to you in that Option. The units of each Investment Option have different unit values.

The number of units purchased or redeemed (sold) in any Investment Option is calculated by dividing the dollar amount of the transaction by the Option's unit value, calculated as of the close of business that day. The number of units for an Investment Option at any time is the number of units purchased less the number of units redeemed. The value of units of Separate Account III fluctuates with the investment performance of the corresponding Funds, which in turn reflects the investment income and realized and unrealized capital gains and losses of the Funds, as well as the Funds' expenses.

The number of units credited to you won't vary due to changes in unit values. Units of an Investment Option are purchased when you allocate new contributions or transfer prior contributions to that Option. Units are redeemed when you make withdrawals or transfer amounts from an Investment Option. We also redeem units to pay the death benefit when the Annuitant dies and to pay the monthly administrative charge.

HOW WE DETERMINE UNIT VALUE

We determine unit values for each Investment Option at 4 p.m. Eastern Time on each Business Day. A BUSINESS DAY is defined as any day that the New York Stock Exchange is open.

The unit value of each Investment Option in Separate Account III for any Business Day is equal to the unit value for the previous Business Day, multiplied by the NET INVESTMENT FACTOR for that Investment Option on the current day. We determine a NET INVESTMENT FACTOR as follows:

- First, we take the value of the Fund shares held in the Investment Option at the close of business that day (before giving effect to any transactions for that day, such as contributions or withdrawals). For this purpose, we use the share value reported to us by the Funds.

- Next, we add any dividends or capital gains distributions by the Fund on that day.

- Then, we charge or credit for any taxes or amounts set aside as a reserve for taxes.

- Then, we divide this amount by the value of the amounts in the Investment Option at the close of business on the last day that a unit value was determined (after giving effect to any transactions on that day).

Generally, this means that we adjust unit values to reflect what happens to the Funds, and also for any taxes that may be imposed.

TRANSFERS

You may transfer your Account Value among the Investment Options at any time through the Internet Service Center. The amount transferred must be at least $250 in total. After you've made twelve transfers during a policy year, you'll be charged $20 for each additional transfer during that policy year. Transfers among several Investment Options that are all effective at the end of the same Business Day are only counted as one transfer. Once annuity payments begin, transfers aren't permitted.

All transfers must be performed through the Internet Service Center. Your Personal Identification Number (PIN CODE) is required to effect a transfer. We'll honor transfer instructions from any person who provides correct identifying information and we aren't responsible for fraudulent transfers we believe to be genuine according to these procedures. Accordingly, you bear the risk of loss if unauthorized persons make transfers on your behalf.

A transfer request is effective as of the Business Day it's received by us through the Internet Service Center. You'll receive the Investment Options' unit values as of the close of business on the day you execute the transfer if it's received by us by 4:00 p.m. Eastern Time. Accordingly, transfer requests for Investment Options received after 4:00 p.m. Eastern Time (or the close of the New York Stock Exchange, if earlier) will be processed using unit values as of the close of business on the next Business Day. Please take into account transmittal time, as heavy traffic on the internet may delay our receipt of your transfer request. All transfers will be confirmed to your easyFile. A transfer request doesn't change the allocation of current or future contributions among the Investment Options.

WITHDRAWALS AND SYSTEMATIC WITHDRAWALS

All withdrawals must be made via electronic funds transfer (EFT) to your bank account. You may make withdrawals as often as you wish. Each withdrawal must be at least $100. The money will be withdrawn pro rata from your Investment Options based on your Account Value. For example, if your assets are divided in equal 25% shares among four Investment Options, when you make a withdrawal, 25% of the money withdrawn will come from each of your Investment Options. You can instruct us to withdraw your money in different proportions if you wish.

We also offer a program for SYSTEMATIC WITHDRAWALS that allows you to pre-authorize periodic withdrawals via EFT from your contract to your bank account prior to your Maturity Date. You can choose to have withdrawals made monthly, quarterly, semi-annually or annually and can specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is made. You may specify a dollar amount or a percentage for each withdrawal. The minimum systematic withdrawal currently is $100. You can enroll in our systematic withdrawal program through the Internet Service Center. Withdrawals may begin one business day after you notify us. You may terminate your participation in the program upon three days' notice prior to your next scheduled systematic withdrawal. We may end or change the systematic withdrawal program at any time. If on any withdrawal date you don't have enough money in your accounts to make all of the withdrawals you have specified, no withdrawal will be made and your enrollment in the program will be ended.

The total amount that you receive will be the total that you requested. You can change your bank account that receives withdrawals or systematic withdrawals through the Internet Service Center. Most of the withdrawals or distributions you make before you are 59 1/2 years old are subject to a 10% federal tax penalty on the taxable portion of the amounts withdrawn or distributed. If your contract is part of a tax-favored retirement plan, the plan may limit your withdrawals. See "Tax Aspects of the Contracts" in
Section 7.

ASSIGNMENTS

We can't assume any responsibility for the validity or effect of any assignment.

DEATH BENEFITS AND SIMILAR BENEFIT DISTRIBUTIONS

We'll pay a death benefit to the Annuitant=s surviving beneficiary (or beneficiaries, in equal shares) if the last Annuitant dies before annuity payments have started. If the Annuitant dies before age 60 and before annuity payments have started, the death benefit is the higher of:

a) the contract Account Value at the end of the business day when we receive proof of death, or

b) the total of all contributions, each reduced on a pro rata basis for prior withdrawals. We'll determine the amount of the reduction by dividing the amount of the withdrawal by the contract Account Value on the transaction date and multiplying this percentage by the total of all contributions on the transaction date less prior pro rata reductions for withdrawals.

Death benefits can be paid in a lump sum or as an annuity. If a benefit option hasn't been selected for the beneficiary at the Annuitant's death, the beneficiary can select an option.

You have all the rights under the contract until annuity payments begin. If there are Joint Owners, they share the contract rights. The death of the first Joint Owner will determine the timing of the distribution unless the surviving spouse elects to continue the contract as Owner and Annuitant.

You select the beneficiary or beneficiaries of the death benefit. The death benefit, which is shared equally by surviving beneficiaries, is paid upon the Annuitant's death. You may change beneficiaries by executing the appropriate transaction through the Internet Service Center. If no beneficiaries survive the Annuitant, then the death benefit is generally paid to the Annuitant's estate. A death benefit won't be paid after the Annuitant's death if there is an additional Annuitant. In that case, the additional Annuitant becomes the new Annuitant under the contract.

ANNUITY BENEFITS AND THE MATURITY DATE

All annuity benefits under your contract are calculated as of the MATURITY DATE. The Maturity Date is the date you elect annuity benefits to begin. The Maturity Date can't be later than the Annuitant's 98th birthday, or earlier if required by law. Contract terms applicable to various retirement programs, along with federal tax laws, establish certain minimum and maximum retirement ages.

Annuity benefits may be a lump sum payment or paid out over a period of time. A lump sum payment will provide you with the Account Value under the contract, shortly after the Maturity Date. The amount applied toward the election of a periodic annuity (discussed below) is the Account Value.

ANNUITIES

Annuity benefits can provide for fixed payments, which may be made monthly, quarterly, semi-annually or annually. You can't change or redeem the annuity once payments have begun. For any annuity, the minimum initial payment must be at least $100 monthly, $300 quarterly, $600 semi-annually, or $1,200 annually.

If you haven't yet elected a lump sum payment or an annuity benefit, we'll deliver to your easyFile a notice within six months prior to the Annuitant's 98th birthday outlining your options. If you fail to notify us of your benefit payment election prior to the Annuitant's 98th birthday, you'll receive a lump sum benefit.


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We currently offer the following types of annuities:

A LIFE AND TEN YEARS CERTAIN ANNUITY is a fixed life income annuity with 10 years of payments guaranteed, funded through our General Account.

A PERIOD CERTAIN ANNUITY provides for fixed payments for a guaranteed number of years. The amount is determined by the period selected. If the payee dies before the end of the period selected, the payee's beneficiary can choose to receive the total present value of future payments in cash.

A PERIOD CERTAIN LIFE ANNUITY provides for fixed payments for at least the period selected and after that for the life of the payee, or for the lives of the payee and another annuitant under a joint and survivor annuity. If the payee (or the payee and the other annuitant under a joint and survivor annuity) dies before the period selected ends, the remaining payments will go to the payee's beneficiary. The payee's beneficiary can redeem the annuity and receive the present value of future guaranteed payments in a lump sum.

A LIFE INCOME ANNUITY provides fixed payments to the payee for the life of the Annuitant, or until the last annuitant dies under a joint and survivor annuity.

FIXED ANNUITY PAYMENTS

Fixed annuity payments won't change and are based upon annuity rates provided in your contract. The size of payments will depend on the form of annuity that was chosen and, in the case of a life income annuity, on the payee's age (or payee and a joint annuitant in the case of a joint and survivor annuity) and sex (except under most tax-favored retirement programs). If our current annuity rates would provide a larger payment, those current rates will apply instead of the rates provided in your contract.

If the age or sex of an annuitant has been misstated, any benefits will be those which would have been purchased at the correct age and sex. Any overpayments or underpayments made by us will be charged or credited with interest at the rate of 6% per year. If we have made overpayments because of incorrect information about age or sex, we'll deduct the overpayment from the next payment or payments due. We add underpayments to the next payment.

TIMING OF PAYMENT

We normally make payments from the Investment Options, or apply your Account Value to the purchase of an annuity within seven days after receipt of your annuitization instructions through the Internet Service Center. Our action can be delayed, however, for any period during which

(1) the New York Stock Exchange has been closed or trading on it is restricted;

(2) an emergency exists so that disposal of securities isn't reasonably practicable or it isn't reasonably practicable for a Separate Account fairly to determine the value of its net assets; or

(3) the SEC, by order, permits us to delay action to protect persons with interests in the Separate Account.

SECTION 6 - VOTING RIGHTS

FUND VOTING RIGHTS

We are the legal owner of the shares of the Funds held by Separate Account III and, therefore, have the right to vote on certain matters. Among other things, we may vote to elect a Fund's Board of Directors, to ratify the selection of independent auditors for a Fund, and on any other matters described in a Fund's current prospectus or requiring a vote by shareholders under the 1940 Act.

Whenever a shareholder vote is taken, we give you the opportunity to tell us how to vote the number of shares we purchase as a result of contributions to your contract. We'll send Fund proxy materials to your easyFile and advise you how you can give us voting instructions.

If we don't receive instructions in time from all Owners, we'll vote shares in a Fund for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. We'll vote any Fund shares that we're entitled to vote directly, because of amounts we have accumulated in Separate Account III, in the same proportion that other Owners vote. If the federal securities laws or regulations or interpretations of them change so that we're permitted to vote shares of a Fund on our behalf or to restrict Owner voting, we may do so.

HOW WE DETERMINE YOUR VOTING SHARES

You vote only on matters concerning the Funds in which your contributions are invested. We determine the number of Fund shares in each Investment Option under your contract by dividing your Account Value allocated to that Option by the net asset value of one share of the corresponding Fund on the record date set by a Fund's Board for its shareholders' meeting. For this purpose, the record date can't be more than 60 days before the meeting of a Fund. We count fractional shares. After annuity payments have commenced, voting rights are calculated in a similar manner based on the actuarially determined value of your interest in each Investment Option.

HOW FUND SHARES ARE VOTED

All Fund shares are entitled to one vote; fractional shares have fractional votes. Voting is on a Fund-by-Fund basis, except for certain matters (for example, election of Directors) that require collective approval. On matters where the interests of the individual Funds differ, the approval of the shareholders in one Fund isn't needed to make a decision in another Fund. To the extent shares of a Fund are sold to separate accounts of other insurance companies, the shares voted by those companies according to instructions received from their contract holders will dilute the effect of voting instructions received by Integrity from its Owners.

SEPARATE ACCOUNT VOTING RIGHTS

Under the 1940 Act, certain actions (such as some of those described under "Changes in How We Operate" in Section 2) may require Owner approval. In that case, you'll be entitled to a number of votes based on the value you have in the Investment Options, as described above under "How We Determine Your Voting Shares." We'll cast votes attributable to amounts we have in the Investment Options in the same proportions as votes cast by Owners.

SECTION 7 - TAX ASPECTS OF THE CONTRACTS

INTRODUCTION

The effect of federal income taxes on the amounts held under a contract, on annuity payments, and on the economic benefits to the Owner, Annuitant, and the beneficiary or other payee may depend on several factors. These can include Integrity's tax status, on the type of retirement plan, if any, for which the contract is purchased, and on the tax and employment status of the individuals concerned.

The following discussion of the federal income tax treatment of the contract isn't designed to cover all situations and isn't intended to be tax advice. It's based upon our understanding of the federal income tax laws as currently interpreted by the Internal Revenue Service (IRS) and various courts. We can't guarantee that the tax code or the courts will or won't change their views on the treatment of these contracts. Future legislation could affect annuity contracts adversely. Moreover, we haven't attempted to consider any applicable state or other tax laws. Because of the complexity of tax laws and the fact that tax results will vary according to particular circumstances, anyone considering the purchase of a contract, selecting annuity payments under the contract, or receiving annuity payments under a contract should consult a qualified tax adviser. INTEGRITY DOESN'T MAKE ANY GUARANTEE REGARDING THE TAX STATUS, FEDERAL, STATE, OR LOCAL, OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS.

YOUR CONTRACT IS AN ANNUITY

Under federal tax law, anyone can purchase an annuity with after-tax dollars and your annuity earnings won't be taxed until you make a withdrawal. Or, an individual may purchase the annuity to fund a tax-favored retirement program (contributions are with pre-tax dollars), such as an IRA.

This prospectus covers the basic tax rules that apply to an annuity purchased directly with after-tax dollars (a nonqualified annuity), and some of the special tax rules that apply to an annuity purchased to fund a tax-favored retirement program, (a qualified annuity). A qualified annuity may restrict your rights and benefits to qualify for its special treatment under federal tax law.

TAXATION OF ANNUITIES GENERALLY

Section 72 of the Code governs the taxation of annuities. In general, money you pay for the annuity (your "basis" or "investment" in the contract) won't be taxed when you receive the amounts back in a distribution. Also, you aren't taxed on the annuity's earnings (increases in Account Value) until some form of withdrawal or distribution is made under the contract. However, under certain circumstances, the increase in value may be subject to current federal income tax. If an Owner transfers an annuity as a gift to someone other than a spouse (or former spouse), all increases in the Account Value are taxed at the time of transfer. The assignment or pledge of any portion of the value of a contract is treated as a taxable distribution of that portion of the value of the contract.

You can take withdrawals from the contract or you can wait to annuitize it when the Annuitant reaches a certain age. The tax implications are different for each type of distribution. Section 72 of the Code says that the proceeds of a full or partial withdrawal from a contract before annuity payments begin are treated first as taxable income, but only to the extent of the increase of the Account Value. The rest of the withdrawal, representing your basis in the annuity, isn't taxable. Generally, the investment or basis in the contract equals the contributions made by you or on your behalf, minus any amounts previously withdrawn that weren't treated as taxable income. Special rules may apply if the contract includes contributions made prior to August 14, 1982 that were rolled over to the contract in a tax-free exchange.

If you take annuity payments, part of each payment is considered to be a tax-free return of your investment. This non-taxable portion of each payment is figured using a ratio of your investment to your expected return under the contract (exclusion ratio). Once you get the tax-free part, the rest of each payment will be considered the increase of your Account Value, and is ordinary income. When all of these tax-free portions add up to your investment in the annuity, future payments are all counted as an increase in your Account Value, and are taxable income. If the Annuitant dies before recovering the total investment, a deduction for the remaining basis will generally be allowed on the Owner's final federal income tax return.

We may be required to withhold federal income taxes on all distributions unless the eligible recipients elect not to have any amounts withheld and properly notify Integrity of that election.

The taxable portion of a distribution is taxed at ordinary income tax rates. In addition, you may be subject to a 10% penalty on the taxable portion of a withdrawal or distribution unless it is:

-    on or after the date on which the taxpayer attains age 591/2;
-    as a result of the Owner's death;
- part of a series of "substantially equal periodic payments" (paid at least annually) for the life (or life expectancy) of the taxpayer or joint lives (or joint life expectancies) of the taxpayer and beneficiary;
-    a result of the taxpayer becoming disabled within the meaning of Code
     Section 72(m)(7);
-    from certain qualified plans (note, however, other penalties may apply);
-    under a qualified funding asset (as defined in Section 130(d) of the Code);
-    under an immediate annuity as defined in Code Section 72(u)(4); or

- for the purchase of a first home (distribution up to $10,000, applicable to IRAs only).

Any withdrawal provisions of your contract will also apply. See "Withdrawals" in
Section 5.

All annuity contracts issued to the same Owner by Integrity or its affiliates based on the same Annuitant or Annuitants during any policy year are treated as a single contract in measuring the taxable income that results from surrenders and withdrawals under any one of the contracts.

DISTRIBUTION-AT-DEATH RULES

Under Section 72(s) of the Code, in order to be treated as an annuity, a contract must provide the following distribution rules: (a) if any Owner dies on or after the date the annuity starts and before the entire interest in the contract has been distributed, then the rest of that annuity must be distributed at least as quickly as the method in effect when the Owner died; and (b) if any Owner dies before the date the annuity starts, the entire contract must be distributed within five years after the Owner's death. However, any interest that is payable to a death beneficiary may be annuitized over the life of that beneficiary, as long as distributions begin within one year after the Owner dies. If the death beneficiary is the Owner's spouse, the contract (along with the deferred tax status) may be continued in the spouse's name as the Owner.

DIVERSIFICATION STANDARDS

Integrity manages the investments in the annuities under Section 817(h) of the Code to ensure that you will be taxed as described above.

TAX-FAVORED RETIREMENT PROGRAMS

An owner can use this annuity with certain types of retirement plans that receive favorable treatment under the Code. Numerous tax rules apply to the participants in these qualified plans and to the contracts used in connection with those qualified plans. These tax rules vary according to the type of plan and the terms and conditions of the plan itself. Owners, Annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, loans from qualified contracts, where allowed, are subject to a variety of limitations, including restrictions on the amount that may be borrowed, the duration of the loan, and repayment of the loan. (Owners should always consult their tax advisors and retirement plan fiduciaries before taking any loans from the plan.) Also, special rules apply to the time at which distributions must begin and the form in which the distributions must be paid. THE STATEMENT OF ADDITIONAL INFORMATION CONTAINS GENERAL INFORMATION ABOUT THE USE OF CONTRACTS WITH THE VARIOUS TYPES OF QUALIFIED PLANS.

FEDERAL AND STATE INCOME TAX WITHHOLDING

Certain states have indicated that pension and annuity withholding will apply to payments made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding.

IMPACT OF TAXES ON INTEGRITY

The contracts allow Integrity to charge the Separate Account for taxes. Integrity can also set up reserves for taxes.

TRANSFERS AMONG INVESTMENT OPTIONS

There won't be any tax liability if you transfer any part of the Account Value among the Investment Options of your contract.

SECTION 8 - PERFORMANCE INFORMATION

CALCULATION OF PERFORMANCE DATA

Performance data for the Investment Options, including the yield and effective yield and total return of the Investment Options, may appear in advertisements or sales literature. This performance data is based only on the performance of a hypothetical investment in that Investment Option during the particular period of time on which the calculations are based. Performance information should be considered in light of investment objectives and policies of the Fund in which the Investment Option invests and the market conditions during the given time frame, and it shouldn't be considered a representation of performance to be achieved in the future.

TOTAL RETURNS are based on the overall dollar or percentage change in value of a hypothetical investment in an Investment Option. Total return information reflects changes in Fund share price, the automatic reinvestment of all distributions and the deduction of contract charges and expenses that may apply.

CUMULATIVE TOTAL RETURNS show an Investment Option's performance over a specific period of time, usually several years. An AVERAGE ANNUAL TOTAL RETURN shows the hypothetical yearly return that would produce the same cumulative total return if the Investment Option experienced exactly the same return each year for the entire period shown. Because performance will fluctuate on a year-by-year basis, the average annual total returns tend to show a smooth result that won't mirror actual performance, even though the end result will be the same.

Some Investment Options may also advertise YIELD, which shows the income generated by an investment in that particular Option over a specified period of time. This income is annualized and shown as a percentage. Yields don't take into account capital gains or losses.

The Janus Aspen Money Market Option may advertise its CURRENT and EFFECTIVE YIELD. Current yield reflects the income generated by an investment in that Option over a specified seven-day period. Effective yield is calculated in a similar manner, except that it assumes that the income earned is reinvested, and the income on the reinvested amount is included. Investment Options may also advertise a 30-day yield, which reflects the income generated by an investment in an Option over a specified 30-day period.

For a detailed description of the methods used to determine the yield and total return for the Investment Options, see the Statement of Additional Information.

APPENDIX A

FINANCIAL INFORMATION FOR THE SEPARATE ACCOUNT

No condensed financial information is provided for any of the Investment Options because as of the date of this Prospectus the Options hadn't started operations. The unit value for each Investment Option at inception will be $10.00. The inception date for the Janus Aspen Growth, Janus Aspen Aggressive Growth, Janus Aspen Capital Appreciation, Janus Aspen International Growth, Janus Aspen Worldwide Growth, Janus Aspen Balanced, Janus Aspen Equity Income, Janus Aspen Growth and Income, Janus Aspen Money Market, Federated Fund for U.S. Government Securities II, Federated Quality Bond Fund II, Federated High Income Bond Fund II, Federated Strategic Income Fund II, Federated Utility Fund II, BT Equity 500 Index, BT Small Cap Index, and BT EAFE7 Equity Index is May __, 1999.

APPENDIX B

SAI TABLE OF CONTENTS

Part 1 - Integrity and Custodian
Part 2 - Distribution of the Contracts
Part 3 - Performance Information
Part 4 - Determination of Accumulation Unit Values
Part 5 - Tax Favored Retirement Programs
Part 6 - Financial Statements

The Statement of Additional Information may be viewed by clicking here (SAI).

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.
THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY
STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. THE STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS.


                      SUBJECT TO COMPLETION, MARCH 23, 1999



                       STATEMENT OF ADDITIONAL INFORMATION

                                   EASY@NNUITY
                        FLEXIBLE PREMIUM VARIABLE ANNUITY

                                    ISSUED BY
                        INTEGRITY LIFE INSURANCE COMPANY
                             AND FUNDED THROUGH ITS
                              SEPARATE ACCOUNT III

TABLE OF CONTENTS

Part 1 - Integrity and Custodian
Part 2 - Distribution of the Contracts
Part 3 - Performance Information
Part 4 - Determination of Accumulation Unit Values
Part 5 - Tax-Favored Retirement Programs
Part 6 - Financial Statements

This Statement of Additional Information (SAI), dated May __, 1999, is not a prospectus. It should be read in conjunction with the prospectus for the contract, dated May __, 1999. For definitions of special terms used in the SAI, please refer to the prospectus.

The prospectus to which this SAI relates is available through our website or by clicking here: (PROSPECTUS)

PART 1 - INTEGRITY AND CUSTODIAN

Integrity Life Insurance Company is an Ohio stock life insurance company organized in 1966 that sells life insurance and annuities. Its principal executive offices are located at 515 West Market Street, Louisville, Kentucky, 40202. Integrity, the depositor of Separate Account III, is a wholly owned subsidiary of Integrity Holdings, Inc., a Delaware corporation that's a holding company engaged in no active business. Integrity owns 100% of the stock of National Integrity Life Insurance Company, a New York stock life insurance corporation. All outstanding shares of Integrity Holdings, Inc. are owned by ARM Financial Group, Inc. (ARM), a Delaware corporation that's a financial services company focusing on the long-term savings and retirement marketplace by providing retail and institutional products and services throughout the United States. ARM owns 100% of the stock of (i) ARM Securities Corporation (ARM SECURITIES), a Minnesota corporation, registered with the SEC as a broker-dealer and a member of the National Association of Securities Dealers, Inc., (ii) Integrity Capital Advisors, Inc., a Delaware corporation registered with the SEC as an investment adviser, (iii) SBM Certificate Company, a Minnesota corporation registered with the SEC as an issuer of face-amount certificates, and (iv) ARM Transfer Agency, Inc., a Delaware corporation registered with the SEC as a transfer and dividend disbursing agency.

ARM is 100% publicly owned, trading on the New York Stock Exchange (NYSE). No one has the direct or indirect power to control ARM, except power he or she may have by virtue of his or her capacity as a director or executive officer of ARM; no individual beneficially owns more than 5% of the common shares. ARM provides substantially all of the services required to be performed on behalf of Separate Account III.

Integrity is the custodian for the shares of Portfolios owned by Separate Account III. The shares are held in book-entry form. Reports and marketing materials, from time to time, may include information concerning the rating of Integrity, as determined by A.M. Best Company, Moody's Investors Service, Inc., Standard & Poor's Corporation, Duff & Phelps Corporation, or other recognized rating services. Integrity is currently rated "A" (Excellent) by A.M. Best Company, and has received claims paying ability ratings of "A" (Good) from Standard & Poor's Corporation, "Baa1" from Moody's Investors Service, Inc., and "A+" (High) from Duff and Phelps Credit Rating Company. However, Integrity doesn't guarantee the investment performance of the portfolios, and these ratings don't reflect protection against investment risk.

Integrity is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended (the CODE). Since Separate Account III isn't a separate entity from Integrity and its operations form a part of Integrity, it isn't taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of Separate Account III are reinvested and taken into account in determining the accumulation value. Under existing federal income tax law, Separate Account III's investment income, including realized net capital gains, isn't taxed to Integrity. Integrity can make a tax deduction if federal tax laws change to include these items in our taxable income.

Under prior management, Integrity was subject to a consent order in the State of Florida that precluded it from writing new business in Florida from May, 1992 to November, 1994. The consent order was entered into on May 6, 1992 as a result of noncompliance with certain investment restrictions under Florida law. Due to the substantial asset restructuring and capital infusions involved with Integrity's acquisition by ARM in November, 1993, Integrity was able to comply with the investment limitations of the State of Florida. A request for full relief from the consent order was granted by the Florida Department of Insurance on November 4, 1994.

PART 2 - DISTRIBUTION OF THE CONTRACTS

ARM Securities, a wholly owned subsidiary of ARM, is the principal underwriter of the contracts. ARM Securities is registered with the SEC as a broker-dealer and is a member in good standing of the National Association of Securities Dealers, Inc. ARM Securities' address is 515 West Market Street, Louisville, Kentucky 40202. The contracts are offered through ARM Securities on a continuous basis.

We don't pay a distribution allowance in connection with the contracts, and distribution allowances aren't retained by ARM Securities. Integrity may from time to time provide or allow transaction-based fees or other promotional incentives, in the form of cash or other compensation, to broker-dealers that distribute contracts.

PART 3 - PERFORMANCE INFORMATION

Each Investment Option may from time to time include the Average Annual Total Return, the Cumulative Total Return, and Yield of its units in advertisements or in other information furnished to shareholders. The Janus Aspen Money Market Option may also from time to time include the Yield and Effective Yield of its units in information furnished to shareholders. Performance information is computed separately for each Option in accordance with the formulas described below. At any time in the future, total return and yields may be higher or lower than in the past and there is no guarantee that any historical results will continue.

TOTAL RETURNS

Total returns reflect all aspects of an Option's return, including the automatic reinvestment by the Option of all distributions and the deduction of the monthly administrative charge. Total returns may also be shown that don't take into account deduction of the monthly administrative charge.

Nonstandardized "total return" will be calculated in a similar manner and for the same time periods as the average annual total return and for three years except total return will assume an initial investment of $50,000. We use an assumed initial investment of $50,000 because that figure more closely approximates the size of a typical contract than does the $1,000 figure used in calculating the standardized average annual total return quotations. The amount of the hypothetical initial investment assumed affects performance because the annual administrative charge is a fixed per contract charge. For purposes of determining these investment results, the actual investment performance of each fund is reflected as of the date each fund commenced operations, although the Contracts weren't available at that time.

An AVERAGE ANNUAL TOTAL RETURN shows the hypothetical yearly return that would produce the same cumulative total return if the Investment Option experienced exactly the same return each year for the entire period shown. Because the performance will fluctuate on a year-by-year basis, the average annual total returns tend to show a smooth result that won't mirror the actual performance, even though the end result will be the same. Investors should realize that the Option's performance isn't constant over time, but changes from year to year, and that the average annual returns represent the averages of historical figures as opposed to the actual historical performance of an Option during any portion of the period illustrated. Average annual returns are calculated pursuant to the following formula: P(1+T)(n) = ERV, where P is a hypothetical initial payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the withdrawal value at the end of the period.

CUMULATIVE TOTAL RETURNS are UNAVERAGED and reflect the simple percentage change in the value of a hypothetical investment in the Option over a stated period of time. In addition to the period since inception, cumulative total returns may be calculated on a year-to-date basis at the end of each calendar month in the current calendar year. The last day of the period for year-to-date returns is the last day of the most recent calendar month at the time of publication.

YIELDS

Some Options may advertise yields. Yields quoted in advertising reflect the change in value of a hypothetical investment in the Option over a stated period of time, not taking into account capital gains or losses. Yields are annualized and stated as a percentage.

CURRENT YIELD and EFFECTIVE YIELD are calculated for the Janus Money Market Option. Current Yield is based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a hypothetical charge reflecting deductions from contract values during the period (the BASE PERIOD), and stated as a percentage of the investment at the start of the base period (the BASE PERIOD RETURN). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Effective yield assumes that all dividends received during an annual period have been reinvested. This compounding effect causes effective yield to be higher than current yield. Calculation of effective yield begins with the same base period return used in the calculation of current yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

             Effective Yield = {(Base Period Return) + 1)(365/7)} - 1

------------------------------------------------------------------------------------------------------------------


                                         SEC STANDARDIZED AVERAGE ANNUAL RETURN
                                            FOR THE PERIOD ENDED 12/31/98(1)
                                                                                        All figures are unaudited.
                                                 ACCOUNT
                                                INCEPTION                                               LIFE OF
VARIABLE OPTIONS                                 DATE(2)     1 YEAR      5 YEAR         10 YEAR         ACCOUNT
Janus Aspen Growth                               5/_/99       n/a         n/a             n/a            x.xx%
Janus Aspen Aggressive Growth                    5/_/99       n/a         n/a             n/a            x.xx
Janus Aspen Capital Appreciation                 5/_/99       n/a         n/a             n/a            x.xx
Janus Aspen Worldwide Growth                     5/_/99       n/a         n/a             n/a            x.xx
Janus Aspen International Growth                 5/_/99       n/a         n/a             n/a            x.xx
Janus Aspen Balanced                             5/_/99       n/a         n/a             n/a            x.xx
Janus Aspen Equity-Income                        5/_/99       n/a         n/a             n/a            x.xx
Janus Aspen Growth and Income                    5/_/99       n/a         n/a             n/a            x.xx
Federated Fund for Government                    5/_/99       n/a         n/a             n/a            x.xx
     Securities II
Federated Quality Bond II                        5/_/99       n/a         n/a             n/a            x.xx
Federated High Income Bond II                    5/_/99       n/a         n/a             n/a            x.xx
Federated Strategic Income II                    5/_/99       n/a         n/a             n/a            x.xx
Federated Utility II                             5/_/99       n/a         n/a             n/a            x.xx
BT Equity 500 Index                              5/_/99       n/a         n/a             n/a            x.xx
BT Small Cap Index                               5/_/99       n/a         n/a             n/a            x.xx
BT EAFE Equity Index                             5/_/99       n/a         n/a             n/a            x.xx


(1) Standard average annual return reflects past fund performance based on a $1,000 hypothetical investment over the period indicated. The performance figures reflect the monthly administrative charge of $5.50, but exclude deductions for applicable premium tax charges.
(2) Inception date of the Investment Option represents first trade date. Returns for accounts in operation for less than one year aren't annualized.


--------------------------------------------------------------------------------------------------------------------------

                                 NON-STANDARD RETURNS FOR THE PERIOD ENDED 12/31/98
                                                                                              All figures are unaudited.


                                                                                           AVERAGE ANNUAL RETURN
                                                      FUND        YEAR-TO-DATE -------------------------------------------
VARIABLE OPTIONS                               INCEPTION DATE(1)     RETURN(2)    1 YEAR   3 YEAR  5 YEAR  LIFE OF FUND
Janus Aspen Growth                                   9/13/93
Janus Aspen Aggressive Growth                        9/13/93
Janus Aspen Capital Appreciation                      5/1/97                                 n/a      n/a
Janus Aspen Worldwide Growth                         9/13/93
Janus Aspen International Growth                      5/2/94                                          n/a
Janus Aspen Balanced                                 9/13/93                                 n/a      n/a
Janus Aspen Equity-Income                             5/1/97
Janus Aspen Growth and Income                         5/1/98                        n/a      n/a      n/a
Federated Fund for Govt. Securities II               3/28/94                                          n/a
Federated Quality Bond II                             5/_/99                        n/a      n/a      n/a        n/a
Federated High Income Bond II                         3/1/94                                          n/a
Federated Strategic Income II                         5/_/99                        n/a      n/a      n/a        n/a
Federated Utility II                                 2/10/94                                          n/a
BT Equity 500 Index                                 12/31/92
BT Small Cap Index                                   8/13/96                                 n/a      n/a
BT EAFE Equity Index                                 6/21/96                                 n/a      n/a



                                                                           CUMULATIVE TOTAL RETURN
                                              FUND                  ---------------------------------------
VARIABLE OPTIONS                         INCEPTION DATE(1)          3 YEAR        5 YEAR       LIFE OF FUND
Janus Aspen Growth                           9/13/93
Janus Aspen Aggressive Growth                9/13/93
Janus Aspen Capital Appreciation              5/1/97                   n/a           n/a
Janus Aspen Worldwide Growth                 9/13/93
Janus Aspen International Growth              5/2/94                                 n/a
Janus Aspen Balanced                         9/13/93                   n/a           n/a
Janus Aspen Equity-Income                     5/1/97                   n/a           n/a
Janus Aspen Growth and Income                 5/1/98                   n/a
Federated Fund for Govt. Securities II       3/28/94
Federated Quality Bond II                     5/_/99                   n/a           n/a            n/a
Federated High Income Bond II                 3/1/94
Federated Strategic Income II                 5/_/99                   n/a           n/a            n/a
Federated Utility II                         2/10/94                                 n/a
BT Equity 500 Index                         12/31/92
BT Small Cap Index                           8/13/96                   n/a           n/a
BT EAFE Equity Index                         6/21/96                   n/a           n/a




                                                                               CALENDAR YEAR RETURN(2)
                                                FUND       -----------------------------------------------------------
VARIABLE OPTIONS                         INCEPTION DATE(1)   1994         1995         1996         1997        1998
Janus Aspen Growth                            9/13/93
Janus Aspen Aggressive Growth                 9/13/93
Janus Aspen Capital Appreciation               5/1/97         n/a          n/a          n/a
Janus Aspen Worldwide Growth                  9/13/93
Janus Aspen International Growth               5/2/94
Janus Aspen Balanced                          9/13/93
Janus Aspen Equity-Income                      5/1/97         n/a          n/a          n/a
Janus Aspen Growth and Income                  5/1/98         n/a          n/a          n/a           n/a
Federated Fund for Govt. Securities II        3/28/94
Federated Quality Bond II                      5/_/99         n/a          n/a          n/a           n/a        n/a
Federated High Income Bond II                  3/1/94
Federated Strategic Income II                  5/_/99         n/a          n/a          n/a           n/a        n/a
Federated Utility II                          2/10/94
BT Equity 500 Index                          12/31/92
BT Small Cap Index                            8/13/96         n/a          n/a
BT EAFE Equity Index                          6/21/96         n/a          n/a

(1) Represents the inception date of the underlying Funds. Performance data for periods prior to the actual inception of the Investment Options is hypothetical and based on the performance of the underlying Funds. This performance data has been adjusted to include the monthly administrative charge of $5.50.
(2) For the Period ended _________.
(3) Italicized returns are calculated from the inception date through year-end.

PERFORMANCE COMPARISONS

Performance information for an Option may be compared, in reports and advertising, to: (1) Standard & Poor's Stock Index (S&P 500), Dow Jones Industrial Averages, (DJIA), Donoghue Money Market Institutional Averages, or other unmanaged indices generally regarded as representative of the securities markets; (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, Inc. (LIPPER) or the Variable Annuity Research and Data Service, which are widely used independent research firms that rank mutual funds and other investment companies by overall performance, investment objectives, and assets; and (3) the Consumer Price Index (measure of inflation) to assess the real rate of return from an investment in a contract. Unmanaged indices may assume the reinvestment of dividends but generally don't reflect deductions for annuity charges, investment management costs, brokerage costs and other transaction costs that are normally paid when directly investing in securities.

Each Option may, from time to time, also include the ranking of its performance figures relative to such figures for groups of mutual funds categorized by Lipper as having the same or similar investment objectives or by similar services that monitor the performance of mutual funds. Each Option may also from time to time compare its performance to average mutual fund performance figures compiled by Lipper in LIPPER PERFORMANCE ANALYSIS. Advertisements or information furnished to present shareholders or prospective investors may also include evaluations of an Option published by nationally recognized ranking services and by financial publications that are nationally recognized such as BARRON'S, BUSINESS WEEK, CDA TECHNOLOGIES, INC., CHANGING TIMES, CONSUMER'S DIGEST, DOW JONES INDUSTRIAL AVERAGE, FINANCIAL PLANNING, FINANCIAL TIMES, FINANCIAL WORLD, FORBES, FORTUNE, GLOBAL INVESTOR, HULBERT'S FINANCIAL DIGEST, INSTITUTIONAL INVESTOR, INVESTORS DAILY, MONEY, MORNINGSTAR MUTUAL FUNDS, THE NEW YORK TIMES, PERSONAL INVESTOR, STANGE'S INVESTMENT ADVISER, VALUE LINE, THE WALL STREET JOURNAL, WIESENBERGER INVESTMENT COMPANY SERVICE AND USA TODAY.

The performance figures described above may also be used to compare the performance of an Option's units against certain widely recognized standards or indices for stock and bond market performance. Following are representative indices against which the Options may compare performance:

The Standard & Poor's Composite Index of 500 Stocks (the S&P 500) is a market value-weighted and unmanaged index showing the changes in the total market value of 500 stocks compared to the base period 1941-43. The S&P 500 Index is composed almost entirely of common stocks of companies listed on the NYSE, although the common stocks of a few companies listed on the American Stock Exchange or traded OTC are included. The S&P 500 Index represents about 80% of the market value of all issues traded on the NYSE.

The Dow Jones Composite Average (or its component averages) is an unmanaged index composed of 30 blue-chip industrial corporation stocks (Dow Jones Industrial Average), 15 utilities company stocks and 20 transportation stocks. Comparisons of performance assume reinvestment of dividends.

The New York Stock Exchange composite or component indices are unmanaged indices of all industrial, utilities, transportation and finance company stocks listed on the New York Stock Exchange.

The Wilshire 5000 Equity Index (or its component indices) represents the return of the market value of all common equity securities for which daily pricing is available. Comparisons of performance assume reinvestment of dividends.

The Morgan Stanley Capital International EAFE Index is an arithmetic, market value-weighted average of the performance of over 900 securities on the stock exchanges of countries in Europe, Australia and the Far East.

The Lehman Brothers Government Bond Index (the LEHMAN GOVERNMENT INDEX) is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues aren't included in the Lehman Government Index.

The Lehman Brothers Government/Corporate Bond Index (the LEHMAN
GOVERNMENT/CORPORATE INDEX) is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1 million, which have at least one year to maturity and are rated "Baa" or higher (INVESTMENT GRADE) by a nationally recognized statistical rating agency.

The Lehman Brothers Government/Corporate Intermediate Bond Index (the LEHMAN GOVERNMENT/CORPORATE INTERMEDIATE INDEX) is composed of all bonds covered by the Lehman Brothers Government/Corporate Bond Index with maturities between one and
9.99 years. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are rebalanced monthly by market capitalization.

The Value Line (Geometric) Index is an unweighted index of the approximately 1,700 stocks followed by the VALUE LINE INVESTMENT SURVEY.

The Salomon Brothers GNMA Index includes pools of mortgages originated by private lenders and guaranteed by the mortgage pools of the Government National Mortgage Association.

The Salomon Brothers Broad Investment-Grade Bond Index contains approximately 3,800 Treasury and agency, corporate and mortgage bonds with a rating of BBB or higher, a stated maturity of at least one year, and a par value outstanding of $25 million or more. The index is weighted according to the market value of all bond issues included in the index.

The Salomon Brothers High Grade Corporate Bond Index consists of publicly issued, non-convertible corporate bonds rated AA or AAA. It is a value-weighted, total return index, including approximately 800 issues with maturities of 12 years or grater.

The Salomon Brothers World Bond Index measures the total return performance of high-quality securities in major sectors of the international bond market. The index covers approximately 600 bonds from 10 currencies: Australian dollars, Canadian dollars, European Currency Units, French francs, Japanese yen, Netherlands guilder, Swiss francs, UK pounds sterling, U.S. dollars, and German deutsche marks.

The J.P. Morgan Global Government Bond Index is a total return, market capitalization weighted index, rebalanced monthly consisting of the following countries: Australia, Belgium, Canada, Denmark, France, Germany, Italy, Japan, Netherlands, Spain, Sweden, United Kingdom and United States.

The Russell 2000/Small Stock Index comprises the smallest 2000 stocks in the Russell 3000 Index, and represents approximately 11% of the total U.S. equity market capitalization. The Russell 3000 Index comprises the 3,000 largest U.S. companies by market capitalization. The smallest company has a market value of roughly $20 million.

The Consumer Price Index (or Cost of Living Index), published by the United States Bureau of Labor Statistics is a statistical measure of change, over time, in the price of goods and services in major expenditure groups.

Historical data supplied by the research departments of various broker dealers, analysts or pricing services, including but not limited to CS First Boston Corporation, the J.P. Morgan companies, Salomon Brothers, Merrill Lynch, and Bloomberg L.P.

In reports or other communications to shareholders, the Funds may also describe general economic and market conditions affecting the Portfolios and may compare the performance of the Portfolios with (1) that of mutual funds included in the rankings prepared by Lipper or similar investment services that monitor the performance of insurance company separate accounts or mutual funds, (2) IBC/Donoghue's Money Fund Report, (3) other appropriate indices of investment securities and averages for peer universe of funds, or (4) data developed by Integrity or any of the Funds' investment advisers derived from such indices or averages.

For those Investment Options which haven't been investment divisions within the Separate Account for one of the quoted periods, the standardized average annual total return and nonstandardized total return quotations will show the investment performance those Options would have achieved (reduced by the applicable charges) if they had been investment divisions within the Separate Account for the period quoted.

COMPUTER GENERATED ILLUSTRATIONS

Integrity may, from time to time, use computer-based software available through Morningstar, CDA/Wiesenberger and/or other firms to provide potential owners of the contracts with hypothetical performance illustrations for some or all of the Investment Options. These illustrations may include, without limitation, graphs, bar charts and other types of formats presenting the following information: (i) the historical results of a hypothetical investment in a single Option; (ii) the historical fluctuation of the value of a single Option (actual and hypothetical); (iii) the historical results of a hypothetical investment in more than one Option; (iv) the historical performance of two or more market indices in relation to one another and/or one or more Options; (v) the historical performance of two or more market indices in comparison to a single Option or a group of Options; (vi) a market risk/reward scatter chart showing the historical risk/reward relationship of one or more mutual funds or Options to one or more indices and a broad category of similar anonymous variable annuity subaccounts; and (vii) Option data sheets showing various information about one or more Options (such as information concerning total return for various periods, fees and expenses, standard deviation, alpha and beta, investment objective, inception date and net assets). We can republish figures independently provided by Morningstar or any similar agency or service.

PART 4 - DETERMINATION OF ACCUMULATION UNIT VALUES

The accumulation unit value of an Option will be determined on each day the New York Stock Exchange is open for trading. The accumulation units are valued as of the close of business on the New York Stock Exchange, which currently is 4:00 p.m., Eastern time. Each Option's accumulation unit value is calculated separately. For all Options other than the Janus Money Market Option, the accumulation unit value is computed by dividing the value of the securities held by the Option plus any cash or other assets, less its liabilities, by the number of outstanding units. For the Janus Money Market Option, accumulation unit value is computed by dividing the value of the investments and other assets minus liabilities by the number of units outstanding. Securities are valued using the amortized cost method of valuation, which approximates market value. Under this method of valuation, the difference between the acquisition cost and value at maturity is amortized by assuming a constant (straight-line) accretion of a discount or amortization of a premium to maturity. Cash, receivables and current payables are generally carried at their face value.

PART 5 - TAX-FAVORED RETIREMENT PROGRAMS

The contracts described in this Prospectus may be used in connection with certain tax-favored retirement programs, for groups and for individuals. Following are brief descriptions of various types of qualified plans in connection with which Integrity may issue a contract. Integrity reserves the right to change its administrative rules, such as minimum contribution amounts, as needed to comply with the Code as to tax-favored retirement programs.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES

Code Section 408(b) permits eligible individuals to contribute to an individual retirement program known as a Traditional IRA. An individual who receives compensation and who hasn't reached age 70-1/2 by the end of the tax year may establish a Traditional IRA and make contributions up to the deadline for filing his or her federal income tax return for that year (without extensions). Traditional IRAs are limited on the amount that may be contributed, the persons who may be eligible, and the time when distributions may begin. An individual may also roll over amounts distributed from another Traditional IRA or another tax-favored retirement program to a Traditional IRA contract. Your Traditional IRA contract will be issued with a rider outlining the special terms of your contract that apply to Traditional IRAs. The Owner will be deemed to have consented to any other amendment unless the Owner notifies us that he or she doesn't consent within 30 days from the date we mail the amendment.

SIMPLIFIED EMPLOYEE PENSIONS

Section 408(k) of the Code allows employers to establish simplified employee pension plans (SEP-IRAS) for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. Employers intending to use the contract in connection with such plans should seek competent advice. The SEP-IRA will be issued with a rider outlining the special terms of the contract.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of tax-sheltered annuities (TSA) by employees of public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. The contract isn't intended to accept other than employee contributions. Such contributions aren't counted as part of the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the TSA is limited to certain maximums imposed by Code sections 403(b), 415 and 402(g). The Code also sets forth additional restrictions governing such items as transferability, distributions and withdrawals. An employee under this type of plan should consult a tax adviser as to the tax treatment and suitability of such an investment. Your contract will be issued with a rider outlining the special terms that apply to a TSA.

CORPORATE AND SELF-EMPLOYED (H.R. 10 AND KEOGH) PENSION AND PROFIT SHARING
PLANS Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals to also establish tax-favored retirement plans for themselves and their employees. Tax-favored retirement plans may permit the purchase of the contract to provide benefits under the plans. Employers intending to use the contract in connection with tax-favored plans should seek competent advice. We can request documentation to substantiate that a qualified plan exists and is being properly administered. We don't administer these types of plans.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the contracts are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as Owner of the contract has the sole right to the proceeds of the contract. However, Section 457(g) provides that on and after August 20, 1996, a plan maintained by an eligible governmental employer must hold all assets and income of the plan in a trust, custodial account, or annuity contract for the exclusive benefit of participants and their beneficiaries. Loans to employees may be permitted under such plans; however, a Section 457 plan isn't required to allow loans.
Contributions to a contract in connection with an eligible government plan are limited. Those who intend to use the contracts in connection with such plans should seek competent advice. We can request documentation to substantiate that a qualified plan exists and is being properly administered.
We don't administer such plans.

DISTRIBUTIONS UNDER TAX FAVORED RETIREMENT PROGRAMS.

Distributions from tax-favored plans are subject to certain restrictions. Participants in qualified plans, with the exception of five-percent owners and Traditional IRA holders, must begin receiving distributions by April 1 of the calendar year following the later of either (i) the year in which the employee reaches age 70-1/2, or (ii) the calendar year in which the employee retires. Additional distribution rules apply after the participant's death. If you don't take mandatory distributions you may owe a 50% penalty tax on any difference between the required distribution amount and the amount distributed.

Distributions from a tax-favored plan (not including a Traditional IRA or a Roth
IRA) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order, in the form of a lump sum settlement or periodic annuity payments for a fixed period of fewer than 10 years are subject to mandatory income tax withholding of 20% of the taxable amount of the distribution, unless (1) the payee directs the transfer of the amounts in cash to another plan or Traditional IRA; or (2) the payment is a minimum distribution required under the Code. The taxable amount is the amount of the distribution less the amount allocable to after-tax contributions. All other types of taxable distributions are subject to withholding unless the payee doesn't elect to have withholding apply.

We aren't permitted to make distributions from a contract unless you make a request. It's your responsibility to comply with the minimum distribution rules. You should consult your tax adviser regarding these rules.

This description of the federal income tax consequences of the different types of tax-favored retirement plans that can be funded by the contract is only a brief summary and isn't intended as tax advice. The rules governing the provisions of plans are extremely complex and often difficult to comprehend. Anything less than full compliance with all applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Owner considering adopting a plan and buying a contract to fund the plan should first consult a qualified and competent tax adviser, with regard to the suitability of the contract as an investment vehicle for the plan.

PART 6 - FINANCIAL STATEMENTS

Ernst & Young LLP, Suite 2100, 400 West Market Street, Louisville, Kentucky 40202, is our independent auditor and serves as independent auditor of the Separate Account. Ernst & Young LLP on an annual basis will audit certain financial statements prepared by management and express an opinion on such financial statements based on their audits.

Financial statements of Separate Account III aren't included here because as of the date of this SAI, the easy@nnuity contract funded by Separate Account III hadn't yet begun operations.

The financial statements of Integrity should be distinguished from the financial statements of the Separate Account and should be considered only as they relate to the ability of Integrity to meet its obligations under the contracts. They shouldn't be considered as relating to the investment performance of the assets held in the Separate Account.

                                        PART C

                                  OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)       FINANCIAL STATEMENTS INCLUDED IN PART B:

          INTEGRITY LIFE INSURANCE COMPANY:

          Report of Independent Auditors*
          Balance Sheets (Statutory Basis) as of December 31, 1998 and 1997* Statements of Income (Statutory Basis) for the Years Ended
                 December 31, 1998 and 1997*
          Statements of Changes in Capital and Surplus (Statutory Basis) for the
                 Years Ended December 31, 1998 and 1997*
          Statements of Cash Flows (Statutory Basis) for the Years Ended
                 December 31, 1998 and 1997*
          Notes to Financial Statements (Statutory Basis)*

          *To be filed by pre-effective amendment


(b)       EXHIBITS:

          The following exhibits are filed herewith:

          1. Resolutions of the Board of Directors of Integrity Life Insurance Company (INTEGRITY) and Certification of the Chief Executive Officer authorizing the reestablishment of Separate Account III, the Registrant.

          2.     Not applicable.

          3. Form of Variable Contract Principal Underwriter Agreement with ARM Securities Corporation. (To be filed by pre-effective amendment).

          4.(a)  Form of variable annuity contract

          4.(b)  Form of rider to certificate for Traditional IRA.

          5.     Form of application

          6.(a) Certificate of Incorporation of Integrity. Incorporated by reference to post-effective amendment no. 4 to Form N-4 registration statement (File No. 33-51268), filed on April 28, 1995.

          6.(b) By-Laws of Integrity. Incorporated by reference to post-effective amendment no. 4 to Form N-4 registration statement (File No. 33-51268), filed on April 28, 1995.

          7.     Not applicable.

          8.(a) Form of Participation Agreement among Janus Aspen Series, Integrity Life Insurance Company, and Separate Account III.

          8.(b) Form of Participation Agreement among Insurance Series, Federated Securities Corp., and Integrity Life Insurance Company.

          8.(c). Form of Participation Agreement among BT Insurance Funds Trust,
                 Bankers Trust Company, and Integrity Life Insurance Company.

          9. Opinion and Consent of Kevin L. Howard. (To be filed by pre-effective amendment).

          10.    Consents of Ernst & Young LLP. (not applicable).

          11.    Not applicable.

          12.    Not applicable.

          13. Schedule for computation of performance quotations. (To be filed by pre-effective amendment).

          14.    Not applicable.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

          Set forth below is information regarding the directors and principal officers of Integrity, the Depositor:

DIRECTORS:


Name and Principal Business Address     Position and Offices with Depositor
-----------------------------------     -----------------------------------
Mark A. Adkins                          Director and Operations Control Officer
Integrity Life Insurance Company
200 East Wilson Bridge Road
Worthington, OH  43085

John R. Lindholm                        Director and President
Integrity Life Insurance Company
515 West Market Street
Louisville, KY  40202

Susan M. McEntire                       Director
Integrity Life Insurance Company
200 East Wilson Bridge Road
Worthington, OH 43085

John R. McGeeney                        Director
Integrity Life Insurance Company
515 West Market Street
Louisville, KY  40202

William H. Guth                         Director and Product Administration Officer
Integrity Life Insurance Company
515 West Market Street
Louisville, KY  40202

Martin H. Ruby                          Director, Chairman of the Board and Chief
Integrity Life Insurance Company        Executive Officer
515 West Market Street
Louisville, KY  40202


                                       2


SELECTED OFFICERS:  (The business address for each of the principal officers listed below is 515 West Market Street, Louisville, Kentucky 40202.)


Name and Principal Business Address     Position and Offices with Depositor
-----------------------------------     -----------------------------------
Martin H. Ruby                          Chairman of the Board, Chief Executive Officer

John R. Lindholm                        President

John R. McGeeney                        Executive Vice President and General Counsel

Dennis L. Carr                          Executive Vice President and Chief Actuary

David E. Ferguson                       Executive Vice President and Chief Technology Officer

William H. Panning                      Executive Vice President and Chief Investment Officer

Edward L. Zeman                         Executive Vice President and Chief Financial Officer

Michael A. Cochran                      Tax Officer

Peter S. Resnik                         Treasurer

Barry G. Ward                           Controller

Patricia L. Tackett                     Secretary

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH INTEGRITY OR REGISTRANT

          Integrity, the depositor of Separate Account III, is a wholly owned subsidiary of Integrity Holdings, Inc., a Delaware corporation which is a holding company engaged in no active business. Integrity owns 100% of stock of National Integrity Life Insurance Company, a New York stock life insurance corporation. All outstanding shares of Integrity Holdings, Inc. are owned by ARM Financial Group, Inc., (ARM) a Delaware corporation which is a financial services company focusing on the long-term savings and retirement marketplace by providing retail and institutional products and services throughout the United States. ARM owns 100% of the stock of (i) ARM Securities Corporation (ARM SECURITIES), a Minnesota corporation, registered with the SEC as a broker-dealer and a member of the National Association of Securities Dealers, Inc., (ii) Integrity Capital Advisors, Inc., a New York corporation registered with the SEC as an investment adviser, (iii) SBM Certificate Company, a Minnesota corporation registered with the SEC as an issuer of face-amount certificates, and (iv) ARM Transfer Agency, Inc., a Delaware corporation registered with the SEC as a transfer and dividend disbursing agency.

          In June 1997, ARM Financial completed an initial public offering (the "IPO") of 9.2 million shares of common stock, of which 5.75 million shares were sold by ARM Financial and 3.45 million shares were sold by investment funds sponsored by Morgan Stanley, Dean Witter, Discover & Co. (the "MSDW Funds"). Following the IPO, the MSDW Funds owned in the aggregate approximately 53% of the outstanding shares of common stock of ARM Financial. On May 8, 1998, the MSDW Funds sold their entire remaining interest in ARM Financial pursuant to a secondary public offering of shares of common stock. As a result, ARM Financial is 100% publicly owned.

ITEM 27.  NUMBER OF CONTRACT OWNERS

          As of December 31, 1998 there were no contract owners of Separate Account III of Integrity, as the easyannuity contract funded by the separate account had not yet commenced operations.

ITEM 28.  INDEMNIFICATION

BY-LAWS OF INTEGRITY.  Integrity's By-Laws provide, in Article V, as follows:

          Section 5.1 INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND INCORPORATORS. To the extent permitted by the laws of the State of Ohio, subject to all applicable requirements thereof:

          (a) The Corporation shall indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the Corporation, by reason of the fact that he is or was a Director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a Director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgements, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

          (b) The Corporation shall indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect to any of the following:

               (1) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent the court of common pleas or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

               (2) Any action of suit in which the only liability asserted against a Director is pursuant to Section 1701.95 of the Ohio Revised Code.

          (c) To the extent that a Director, trustee, officer, employee, or agent has been successful in the merits or otherwise in defense of any action, suit, or proceeding referred to in division (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

          (d) Any indemnification under divisions (a) and (b) of this Article, unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon the determination that indemnification of the Director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions (a) and (b) of this Article. Such determination shall be made as follows:

               (1) By a majority vote of a quorum consisting of Directors of the Corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

               (2) If the quorum described in division (d)(1) of this Article is not obtainable or if a majority vote of a quorum of disinterested Directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the Corporation or any person to be indemnified within the past five years;

               (3)  By the Shareholders; or

               (4) By the court of common pleas or the court in which such action, suit or proceeding was brought.

          Any determination made by the disinterested Directors under Article
          (d)(1) or by independent legal counsel under Article (d)(2) shall be promptly communicated to the person who threatened or brought the action or suit by in the right of the Corporation under (b) of this Article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

          (e) (1) Expenses, including attorney's fees, incurred by a Director in defending the action, suit, or proceeding shall be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the Director in which he agrees to do both of the following:

                    (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Corporation or undertaken with reckless disregard for the best interests of the Corporation;
                    (ii) Reasonably cooperate with the Corporation concerning the action, suit or proceeding.

               (2) Expenses, including attorney's fees, incurred by a Director, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (a) and (b) of this Article, may be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the Directors in the specific case upon receipt of an undertaking by or on behalf of the Director, officer, employee, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the Corporation.

          (f) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the Articles or the Regulations for any agreement, vote of Shareholders or disinterested Directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

          (g) The Corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self insurance, on behalf of or for any person who is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the Corporation has a financial interest.

BY-LAWS OF ARM SECURITIES. ARM Securities' By-Laws provide, in Sections 4.01 and 4.02, as follows:

     SECTION 4.01 INDEMNIFICATION. The Corporation shall indemnify its officers and directors for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Minnesota Statutes, Section 302A.521, as amended from time to time, or as required or permitted by other provisions of law.

     SECTION 4.02 INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person in such person's official capacity against any liability asserted against and incurred by such person in or arising from that capacity, whether or not the Corporation would otherwise be required to indemnify the person against the liability.

INSURANCE. The directors and officers of Integrity and ARM Securities are insured under a policy issued by National Union. The total annual limit on such policy is $10 million, and the policy insures the officers and directors against certain liabilities arising out of their conduct in such capacities.

AGREEMENTS. Integrity and ARM Securities, including each director, officer and controlling person of Integrity and ARM Securities, are entitled to indemnification against certain liabilities as described in the Form of Variable Contract Principal Underwriter Agreement included as Exhibit 3 to this Registration Statement. Those sections are incorporated by reference into this response. In addition, Integrity, including each director, officer and controlling person of Integrity, may be entitled to indemnification against certain liabilities as described in the Form of Participation Agreements incorporated as Exhibits 8(a), 8(b) and 8(c) to this Registration Statement. Certain officers and directors of Integrity are officers and directors of ARM Securities (see Item 25 and Item 29 of this Part C).

UNDERTAKING. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

     (a) ARM Securities is the principal underwriter for Separate Account III. ARM Securities also serves as an underwriter for Separate Accounts I, II and Ten of Integrity, Separate Accounts I and II of National Integrity Life Insurance Company, and The Legends Fund, Inc. Integrity is the Depositor of Separate Accounts I, II, III, Ten and VUL.

     (b) The names and business addresses of the officers and directors of, and their positions with, ARM Securities are as follows:


Name and Principal Business Address     Position and Offices with Arm Securities
-----------------------------------     ----------------------------------------
Edward J. Haines                        Director and President
515 West Market Street
Louisville, Kentucky  40202

John R. McGeeney                        Director, Secretary, General Counsel and Compliance
515 West Market Street                  Officer
Louisville, Kentucky  40202

Peter S. Resnik                         Treasurer
515 West Market Street
Louisville, Kentucky  40202


                                       6


Dale C. Bauman                          Vice President
100 North Minnesota Street
New Ulm, Minnesota  56073

Robert Bryant                           Vice President
1550 East Shaw #120
Fresno, California 93710

Ronald Geiger                           Vice President
100 North Minnesota Street
New Ulm, Minnesota  56073

Barry G. Ward                           Controller
515 West Market Street
Louisville, Kentucky  40202

Michael A. Cochran                      Tax Officer
515 West Market Street
Louisville, Kentucky  40202

William H. Guth                         Operations Officer
515 West Market Street
Louisville, Kentucky  40202

David L. Anders                         Marketing Officer
515 West Market Street
Louisville, Kentucky  40202

(c)       Not applicable.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Integrity at 515 West Market Street, Louisville, Kentucky 40202.

ITEM 31.  MANAGEMENT SERVICES

The contract under which management-related services are provided to Integrity is discussed under Part 1 of Part B.

ITEM 32.  UNDERTAKINGS

The Registrant hereby undertakes:

(a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Integrity represents that the aggregate charges under variable annuity contracts described in this Registration Statement are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed.

                                      SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this Registration Statement to be signed on their behalf, in the City of Louisville and State of Kentucky on this 22nd day of March, 1999.

                               SEPARATE ACCOUNT III OF
                           INTEGRITY LIFE INSURANCE COMPANY
                                     (Registrant)

                        By:  Integrity Life Insurance Company
                                     (Depositor)



                        By:   /s/ John R. Lindholm
                           --------------------------------
                                   John R. Lindholm
                                      President



                           INTEGRITY LIFE INSURANCE COMPANY
                                     (Depositor)



                        By:   /s/ John R. Lindholm
                           --------------------------------
                                   John R. Lindholm
                                      President

                                      SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

PRINCIPAL EXECUTIVE OFFICER:          /s/ John R. Lindholm
                                   --------------------------------------------
                                   John R. Lindholm, President
                                   Date:  03/22/99


PRINCIPAL FINANCIAL OFFICER:          /s/ Edward L. Zeman
                                   --------------------------------------------
                                   Edward L. Zeman, Executive Vice President-
                                    Chief Financial Officer
                                   Date: 03/22/99


PRINCIPAL ACCOUNTING OFFICER:         /s/ Barry G. Ward
                                   --------------------------------------------
                                   Barry G. Ward, Controller
                                   Date: 03/22/99

DIRECTORS:

   /s/ Mark A. Adkins                 /s/ Susan M. McEntire
------------------------------     --------------------------------------------
Mark A. Adkins                     Susan M. McEntire
Date: 03/22/99                     Date: 03/22/99


   /s/ William H. Guth                /s/ Martin H. Ruby
------------------------------     --------------------------------------------
William H. Guth                    Martin H. Ruby
Date: 03/22/99                     Date: 03/22/99


   /s/ John R. Lindholm
------------------------------
John R. Lindholm
Date: 03/22/99


   /s/ John McGeeney
------------------------------
John R. McGeeney
Date: 03/22/99